03007990

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Highveld Steel & Vanadium Corp. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED APR 16 2003 THOMSON FINANCIAL

FILE NO. 82- 596 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/14/03

ANNUAL REPORT 2002

... VANADIUM CORPORATION LIMITED

AR/S
12-31-02

03 APR 11 AM 7:21



CONTENTS

HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED
Registration Number : 1960/001900/06
(Incorporated in the Republic of South Africa)
Share Code: HVL
ISIN: ZAE 000003422
www.highveldsteel.co.za

A member of the Anglo American plc group

GROUP HISTORY

In 1957 Minerals Engineering of Colorado opened a plant at Witbank designed to produce approximately 1.4 million kilograms of vanadium pentoxide annually from the major Eastern Transvaal deposits of magnetite iron ore. In November 1959 Anglo American Corporation of South Africa Limited acquired a two-third share in Minerals Engineering and in August 1960 the company's name was changed to Transvaal Vanadium Company (Proprietary) Limited.

Highveld Development Company Limited was established on 19 May 1960 to investigate the viability of processing the same titaniferous magnetite ore for the production of both liquid pig iron and vanadium-bearing slag. In November 1964 the company embarked on a programme to build an integrated iron and steel works near Witbank. The name of the company was changed to Highveld Steel and Vanadium Corporation Limited ("Highveld") on 11 June 1965.

Following the acquisition of the remaining shareholding of Transvaal Vanadium Company (Proprietary) Limited, this company, in August 1966, became a division of Highveld and the largest vanadium producer in the world. Another South African vanadium producer, Transvaal Alloys (Proprietary) Limited was acquired on 1 January 1994.

In 1976 Highveld acquired a 65 per cent share in Transalloys (Proprietary) Limited. The remaining interest was acquired in 1985 and Transalloys now operates as a division of Highveld, producing manganese alloys.

During 1978 Highveld acquired the total issued share capital of Rand Carbide Limited, which had been founded in 1918 in Germiston and the plant was moved to Witbank in 1926. Rand Carbide now operates as a division of Highveld, producing ferrosilicon and various carbonaceous products.

The group acquired Rheem South Africa (Proprietary) Limited, a company involved mainly in the manufacture of drums, pails and crown closures and in 1985 it operated as a division of Highveld. Disposal of the division was completed early 2003.

In 1991 the group expanded its activities into stainless steel with the acquisition of the stainless steel operation of Middelburg Steel & Alloys (Proprietary) Limited in partnership with Samancor Limited resulting in the formation of the Columbus Joint Venture. The partners each sold a one-sixth share of the Joint Venture to the Industrial Development Corporation in 1993 and the new plant of Columbus Stainless started production in 1995. Highveld, with effect from 1 January 2002, disposed of 64 per cent of its interest in Columbus Stainless, thereby retaining a 12 per cent interest in Columbus and acquiring a 2.9 per cent interest in the share capital of Acerinox, S.A., a Spanish company listed on the Madrid stock exchange.

Hochvanadium Holding AG and a wholly-owned subsidiary Hochvanadium Handels GmbH commenced business in Austria on 1 December 1998 for the purpose of processing and selling vanadium products.

Ore for the steelworks and Vanchem is obtained from the corporation's Mapochs mine near Roossenekal in Mpumalanga.

Silica quartz for internal use and for external sale is obtained from the corporation's Spitskop quarry near the steelworks.

GROUP SALIENT INFORMATION

		2002	2001
Revenue	R'000	4 011 745	4 427 501
Operating profit	R'000	360 834	74 092
Headline earnings	R'000	252 288	25 254
Basic earnings/(loss) per share	cents	245.9	(494.3)
Headline earnings per share	cents	258.4	25.9
Dividends per share attributable to calendar profits	cents	135.0	15.0
Crude carbon steel production	tons	951 921	935 760
Total rolled product	tons	701 087	653 723
Vanadium slag production	tons	74 395	73 666
Manganese alloys production	tons	170 099	154 159
Ferrosilicon production	tons	59 049	54 159
Number of employees at year-end *		4 192	4 729
Gross revenue per man-year *	R'000	946.6	667.5
Cash generated by operations	R'000	540 953	368 635

*Joint ventures excluded.


Headline earnings per share (cents)
300
250
200
150
100
50
0
1995 1996 1997 1998 1999 2000 2001 2002


Dividends per share attributable to calendar profits (cents)
250
200
150
100
50
0
1995 1996 1997 1998 1999 2000 2001 2002

SHAREHOLDERS ANALYSIS

as at 31 December 2002

	Number of shareholders in South Africa		Number of shareholders other than in South Africa		Total shareholders	
SHAREHOLDER TYPE	Number	%	Number	%	Number	%
Public:						
Certificated	763	43.62	51	2.92	814	46.54
Electronic	865	49.46	63	3.60	928	53.06
Non-Public:						
Anglo South Africa Capital (Proprietary) Limited	1	0.06	0	0.00	1	0.06
Directors: (non-beneficial)	6	0.34	0	0	6	0.34
Total	1 635	93.48	114	6.52	1 749	100

HIGHVELD SHARES HELD BY DIRECTORS	2002	2001
E Barnardo	100*	100*
JA Chegwidden	100*	100*
TE Jones	100*	100*
L Matteucci	100*	100*
AJ Pienaar	100*	100*
M Winstanley	100*	100*

* Non-beneficial shareholding

LIST OF MAJOR SHAREHOLDERS HAVING A DIRECT OR INDIRECT BENEFICIAL INTEREST IN 5% OR MORE OF THE COMPANY'S ISSUED SHARES

	Shares	%
Anglo South Africa Capital (Proprietary) Limited	78 342 988	80.16

The ultimate holding company is Anglo American plc.

ORDINARY SHARE PERFORMANCE ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA

Years to 31 December	2002	2001	2000	1999	1998
Market price per share (cents)					
– year-end	1 735	1 600	1 350	2 065	1 485
– highest	1 950	1 850	2 750	2 200	1 875
– lowest	1 530	1 170	1 180	1 180	990
Number of ordinary shares in issue (000)	97 736	97 591	97 558	97 345	97 309
Number of deals recorded	1 448	1 790	2 584	2 518	2 625
Volume of shares traded (000)	13 569	11 964	13 400	13 652	21 893
Volume of shares traded as a percentage of total issued shares (%)	13.88	12.26	13.74	14.02	22.50
Earnings yield (%) *	14.54	1.58	8.56	4.33	10.62
Dividend yield (%) *	7.78	0.94	3.70	2.02	4.36
Price: Earnings ratio *	6.88	63.36	11.68	23.10	9.42

* Based on year-end price, headline earnings and dividends attributable to calendar profits.

Notice is hereby given that the forty-second annual general meeting of members of Highveld Steel and Vanadium Corporation Limited will be held at the AGM room, 44 Main Street, Johannesburg, on 9 May 2003 at 11:00 to conduct the following business:

1. To receive and consider the annual financial statements for the financial year ended 31 December 2002. The auditors' audit opinion is available for inspection at the corporation's registered address.
2. To appoint Deloitte & Touche as auditors of the corporation to hold office until the conclusion of the next annual general meeting.
3. To elect directors in accordance with the provisions of the corporation's Articles of Association.
4. To consider and, if deemed fit, to pass, with or without modification, the following resolution, the reasons for which are stated in the directors' report, as an ordinary resolution:
   "That the directors be and they are hereby authorised, subject to the provisions of the JSE listing requirements:
   To allot and issue, after providing for the requirements of the Share Option Scheme, all or any portion of the remaining unissued ordinary shares of R1 each and the 1 000 000 unissued variable rate redeemable cumulative preference shares of 1 cent each in the capital of the corporation at such time or times to such person or persons, company or companies, for such consideration and upon such terms and conditions as the directors may from time to time determine."

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the corporation. A **Form of Proxy** must be lodged with the share transfer secretaries of the corporation not less than 48 (forty-eight) hours before the time set for the meeting. Completion of a form of proxy will not preclude a member from attending the meeting.

A form of proxy is included in this report.

Shareholders who have already dematerialised their shares must use the attached **Voting Instruction Form** for the purpose of advising their CSDP or broker of their voting instructions. If however such shareholders wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

By order of the Board
Highveld Steel and Vanadium Corporation Limited

J THEISS
Company Secretary
Witbank
7 March 2003

Business address:
Highveld steel and vanadium works
Old Pretoria Main Road, Witbank, Mpumalanga

Postal address:
P O Box 111, Witbank, 1035

Registered office:
Portion 29 of the farm Schoongezicht, No. 308 JS
Witbank, Mpumalanga

Share transfer secretaries:
Computershare Investor Services Limited
70 Marshall Street, Johannesburg, 2001

SHAREHOLDERS' DIARY

SHAREHOLDERS' DIARY

Financial year-end	31 December
Financial statements – publication dates:	
– Annual profit announcement and distributions to shareholders	11 February 2003
– Annual financial statements	7 March 2003
Annual general meeting	9 May 2003
Interim report	August 2003

DISTRIBUTIONS TO SHAREHOLDERS

Financial year 2002		
Final	Approved	11 February 2003
	Payable	7 April 2003
Financial year 2003		
Interim	To be approved	August 2003
	Payable	October 2003

DIRECTORATE

DIRECTORS		ALTERNATE DIRECTORS
TE Jones	*(Chairman and Chief Executive Officer)*	
DD Barber	*(Non-Executive)*	
E Barnardo	*(Executive)*	
L Boyd	*(Non-Executive)*	
CB Brayshaw	*(Independent)*	
JA Chegwidden	*(Executive)*	
CJ Colebank	*(Non-Executive)*	
BE Davison	*(Non-Executive)*	PM Baum *(Non-Executive)*
EK Diack	*(Non-Executive)*	
A Harris	*(Non-Executive)*	
L Matteucci	*(Executive)*	
DR Motsepe	*(Independent)*	
AJ Pienaar	*(Executive)*	
BJT Shongwe	*(Independent)*	
AJ Trahar	*(Non-Executive)*	GF Young *(Non-Executive)*
M Winstanley	*(Executive)*	

EXECUTIVE COMMITTEE

TE Jones	*(Chairman)*
E Barnardo	*(Steel)*
JA Chegwidden	*(Marketing)*
H Cochius	*(Human Resources and SHE)*
EK Diack	
BK Marshall	*(Iron, Steel and Mines)*
L Matteucci	*(Finance)*
AJ Pienaar	*(Technical and Vanadium)*
M Winstanley	*(Ferro-alloys)*

FINANCIAL RESULTS

The reporting period was characterised by a strong local steel market, improved export steel and ferro-alloy selling prices, and a weaker rand resulting in a significantly higher group operating profit of R360.8 million, compared to a profit of R74.1 million in 2001. The profit attributable to Highveld shareholders was R240.1 million compared to a loss of R482.3 million in 2001. This was after a tax charge of R122.0 million (2001: R241.3 million tax credit).

Headline earnings for the full year were R252.3 million, being nearly ten times the previous year's R25.3 million, and equivalent to 258.4 cents per share (2001: 25.9 cents per share).

Flowing from the operating profit and the reduction in working capital, there was a cash inflow of R401.3 million for the year compared with an inflow of R53.1 million in 2001, resulting in borrowings of R96.9 million at year-end compared to R498.2 million at the end of 2001.

In view of the results achieved, the Board has decided to pay a final ordinary dividend of 90 cents per share, bringing the total dividend for the year to 135 cents per share, compared with 15 cents per share in 2001.

CARBON STEEL AND VANADIUM

In the early part of the year numerous international trade actions on steel were instituted, most of which had a minimal direct effect on South Africa.

Production cuts in certain major producing areas during the latter part of 2001 and the first half of 2002, resulted in a general improvement in international steel prices. A notable exception was China where production increased by 20 per cent to an all time high of 181 million tons.

Steel production growth resumed in the latter half of 2002, leading up to an annual record for world crude steel production in excess of 900 million tons.

From a Highveld group perspective the most important factor was that steel consumption in South Africa rose by 16 per cent to an estimated 4.7 million tons, the highest level since 1989. This resulted in Highveld achieving record domestic sales of 570 000 tons, which surpassed the previous best year of 1997.

There were mixed fortunes for vanadium during the period under review with prices starting the year at the lowest levels in over 25 years, rising to acceptable levels by mid-year, collapsing again during the third quarter to uneconomical levels, only to rebound at year-end when the ferrovanadium price rose to US$10 per kgV following difficulties experienced by Russian producers.

The ferrovanadium dumping case in the United States was finalised in December 2002 with the imposition of punitive dumping duties on Chinese and South African producers. The impact on Highveld's sales was minimal as business into the United States has generally represented less than a tenth of Highveld's ferrovanadium sales. During the year, one kiln at Vanchem remained idle but will be commissioned when market conditions dictate.



Rapid erection of steel framed building using Highveld beams for the new ferrovanadium plant

After a lengthy delay the authorities finally granted permission for construction of the ferrovanadium joint venture plant with our Japanese partners, Nippon Denko and Mitsui. This is now scheduled to start up in July 2003 for the production of ferrovanadium for the Japanese market.

The commissioning of the vanadium redox battery in the United States is now scheduled for the second quarter of 2003. A further order for vanadium electrolyte was obtained for a redox battery in Tasmania.



A refurbished kiln off-gas precipitator which is one stage of the current emissions reduction programme for the iron plants

FERRO-ALLOYS

Export prices of manganese ferro-alloys started the year at low levels and drifted downwards before improving significantly from June onwards as supplies tightened.

Transalloys production was at improved levels with several output records being established. The full reline and overhaul of furnace no. 7 early in the year resulted in better performance on re-commissioning.

Full production was maintained at Rand Carbide with good output levels as local demand for ferrosilicon remained strong and export prices also improved during the latter half of the year.

Improved refining equipment and associated fume extraction facilities were installed and commissioned to accommodate the move to lower aluminium ferrosilicon.

RHEEM

The Rheem packaging division was sold to a black empowerment company for R33 million. The Competition Tribunal approved the sale of Rheem Crown to Coleus Packaging (Proprietary) Limited, a South African Breweries group company, in January 2003.

MANPOWER

The corporation experienced good labour relations during the year with the wage negotiations having been finalised expeditiously during July due to a willingness from all parties to reach an equitable agreement.

A major milestone was reached in December when it was agreed between management and interested stakeholders that the corporation's only hostel, located at Mapochs mine, would be closed permanently at the end of January 2003 thus encouraging the remaining hostel residents to reside with their families.

The corporation's efforts toward employment equity and skills development gained further momentum with the progressing of these very important initiatives through the divisional Human Resources Development Committees, monitored and aided by the Employment Equity Manager. At year-end the representation of the designated group in terms of employment equity was 50.38 per cent for craft and related trade workers, 49.39 per cent for technicians and associated professionals and 22.92 per cent for senior officials and managers. Statutory requirements in terms of the Employment Equity Act and Skills Development Act were completed timeously.

The corporation spent R21.5 million during 2002 on training and developing employees as well as tertiary bursaries and this represented 3.3 per cent of the direct labour cost for 2002.

The corporation's HIV/AIDS drive gained momentum with a successful HIV/AIDS awareness day on 14 March 2002. During this day, some 85 per cent of the total work force of the corporation participated in anonymous saliva testing. The overall proportion of HIV positive individuals was determined to be 22 per cent and the corporation is now finalising a cost model which will enable it to take informed decisions and assist the effective administering of Anti-Retroviral Therapy.

Peer Educators have been trained and it is expected that these employees will build on existing awareness and encourage employees to follow a low risk lifestyle and to report for individual testing and counselling on a confidential basis. This was given impetus in December when the corporation celebrated World HIV/AIDS Day during which facilities for individual testing were made available. By year-end 708 individuals had been counselled and tested individually representing 16.8 per cent of employees in the group.

SAFETY, HEALTH AND ENVIRONMENTAL MATTERS

An intensified safety drive was undertaken with a number of initiatives having been launched to improve safety performance within the Highveld group. Major progress was made and at year-end the Lost Time Injury Frequency Rate (LTIFR) had improved to 0.52 from 1.4 in 2001. It was tragic and regrettable that during this drive the corporation suffered two fatalities, one in April in its ironmaking division and one in December at Transalloys. The safety drive is now well established with the major focus on enforcing the corporation's "Cast Iron Rules" which have been formulated taking into account the six most common major occupational safety hazards in the group. Coupled to this is an initiative of visible felt leadership in terms of which senior management regularly walk the shop floor identifying safe and unsafe acts and the safety behaviour of employees at work.

Occupational diseases continue to be diagnosed and reported and as a result there will be a further major drive in 2003 to prevent and/or minimise these cases. For this purpose the corporation has contracted a full-time medical practitioner through its occupational health care provider, Afrox Occupational Health Care (AFROHC), and with this initiative in place a more proactive approach to occupational diseases will be possible.

The corporation was also subjected to an extensive integrated Safety, Health and Environmental (SHE) audit by the National Occupational Safety Association during November and it is pleasing to note that a number of divisions within the group attained four platinum stars in accordance with the integrated SHE auditing system.

Environmental matters continued to receive attention with the focus on achieving certification of operating divisions in terms of the ISO 14001 Environmental



View of the iron plant trial stack closing dampers installed

Management System. It is pleasing to report that Rand Carbide, which was certificated in respect of ISO 14001 in 2001, was re-audited during the period under review and retained its certification. A major achievement was the certifying authority recommending certification for Vanchem and Transalloys.

The forward plan is for the steelworks and Mapochs mine to be audited during 2003/2004.



Furnace no. 2 which was completely rebuilt after more than 30 years service

BLACK ECONOMIC EMPOWERMENT

During 2002, procurement business worth R127 million was placed with 70 black empowerment enterprises. A business development officer has been appointed to assist with further developing existing small businesses and the creation of new businesses, with the focus on black economic empowerment.

Projects are currently being investigated in the maintenance and transport areas. Various discussions were held with the community located on the farm Aapjesboom, Limpopo, to establish the viability of creating a small scale mining operation in cooperation with the community. These discussions will continue during 2003 and if found viable a joint venture may be established.

INVESTMENTS

As a result of the sale agreements effective as at the end of 2001 the corporation has holdings of 2.9 per cent in Acerinox, S.A. and 12 per cent in Columbus Stainless. Acerinox is the controlling shareholder in Columbus and is a major stainless steel producer based in Spain with facilities in the European Union, United States and South Africa.

The performance of both companies was very pleasing during the year with earnings increasing strongly. While no dividend was paid by Columbus, a dividend was received from Acerinox during the period under review and further dividends are anticipated in 2003.

OUTLOOK

Going into 2003 there is a possibility that increasing steel production against a background of slow growth in some major world economies could cause carbon steel prices to decline. However, the positive effect of the rapidly growing demand in China cannot be ignored and should cause demand for steelmaking raw materials to be firm, and combined with U.S. dollar weakness may result in steel prices firming in U.S. dollars.

On the basis of the relatively strong South African growth rate and numerous capital projects which are planned, it is expected that overall domestic demand for Highveld's steel products could approach that in 2002. The first half will however be slow due to inventory build-up which has occurred and what is perceived to be a temporary lull in capital projects.

The vanadium market is showing more positive signs in that demand is steady while the long-standing excess production has been alleviated by reduced output from Russia and rumours of reduction from Australia. The prospect for achieving economic prices is thus better than it has been for several years.

Demand for the group's silicon and manganese ferro-alloys should remain firm on the basis of increasing worldwide steel production.

The single most significant risk relates to currency. While most parties would subscribe to the benefits for South Africa of a floating exchange rate for the rand, and ongoing relaxation of restrictions on the transfer of funds, the wild volatility of the rand experienced over the past year and a half will impact negatively on industry and commerce in South Africa if it continues.

Should the rand maintain its strength against the U.S. dollar for much of the year it will be difficult to maintain earnings in 2003 at the same level as 2002.



Visible progress on Japanese joint investment in ferrovanadium production at Highveld

GENERAL

2002 was a successful year with improved financial results, progress on cost savings and on consolidation for the future. I thank the management and all employees for their efforts in achieving these significantly improved returns on investment.

TE JONES
Chairman and Chief Executive Officer

Witbank
11 February 2003

CORPORATE GOVERNANCE

The board confirms its commitment to achieving high standards of corporate governance based on local and international acceptable corporate practice. This includes commitment to material compliance with the King Report on Corporate Governance for South Africa, published in March 2002 (King II Report) and the previously published King I Report.

As provided for in the King II Report, the board has finalised and approved a Board Charter, the terms of which are reflected below.

The board affirms its responsibility for the adoption of strategic plans, monitoring of operational performance and management.

The directors recognise the need to conduct the affairs of the corporation and the group with integrity and in accordance with generally accepted corporate practice. The corporation maintains a Business Code of Ethics applying equally to all employees. This code requires all employees to maintain the highest ethical standards ensuring that the corporation's business practices are conducted in a manner which is at all times above reproach. The corporation also maintains principles of good corporate citizenship as endorsed by Anglo American plc. The principles are also enforced in the corporation's relationship with its contractors and suppliers.

The board consists of a minority of executive directors, a majority of non-executive directors and a minority of independent directors. Nominations for potential new directors are referred to the nomination committee for evaluation. The need for sufficient independent non-executive directors and the demographics of South Africa are considered by the nomination committee.

The frequency of board meetings is determined by the board, but the board endeavours to meet at least quarterly. The board is assisted by five sub-committees namely, the executive, audit, remuneration, nomination and employment equity committees.

The executive committee is authorised to exercise all of the powers conferred upon the directors by the Articles of Association of the corporation in force from time to time or any power conferred upon them by the Companies Act in force from time to time to allow the corporation's business to be managed effectively, with the exception of the powers which are expressly reserved for the board. Any matters which exceed the powers and responsibilities conferred upon this committee are reserved for the board. In particular, the executive committee is responsible for:

- implementation of strategies and policies of the corporation;
- managing the business and affairs of the corporation;
- prioritising and allocation of capital, technical and human resources;
- establishing best management practices and functional standards;
- senior management appointments and monitoring the performance of senior management;
- maintaining a group-wide system of internal control to manage all group risks. This system supports the board in discharging its responsibility for ensuring that the wide range of risks, associated with the group's operations are effectively managed in support of the creation and preservation of shareholder wealth.

The main function of the audit committee is to review the interim and year-end financial statements and accounting policies, the effectiveness of management systems and internal controls, the effectiveness of the internal audit function and to consider the external auditors' findings.

The remuneration committee is responsible for ensuring that the corporation's directors are fairly rewarded for their individual contributions to the corporation's overall performance. It makes recommendations on all elements of the directors' remuneration including, but not limited to, basic salary, performance-based incentives, share incentives, and other benefits. Such recommendations are made after giving due regard both to the interests of the shareholders, and to the financial and commercial health of the corporation. The remuneration committee shall also consider annual salary/wage adjustments for the corporation's staff and all scheduled employees.

The nomination committee is responsible for selecting, screening and nominating potential directors for appointment to the board.

The employment equity committee is responsible for ensuring that an employment equity programme is developed and implemented in the group and that strong encouragement is given to its implementation within the corporation's various divisions, subsidiary companies and associates. The programme's objective is to create an organisational culture, structures and process which seek to support the development of people and the optimisation of their potential. The programme forms part of the business plans of the corporation, and the committee is responsible for enforcing, monitoring and auditing development and progress.

Although the positions of Chairman and Chief Executive Officer are combined, the board believes it to be appropriate in view of the major shareholding of Anglo South Africa Capital (Proprietary) Limited.

It is the directors' responsibility to prepare financial statements that fairly represent the state of affairs of the corporation and the group. The external auditors are responsible for independently reviewing and reporting on these financial statements.

The annual financial statements are prepared in accordance with Generally Accepted Accounting Practice. They are based on accounting policies which have been consistently applied and which are supported by reasonable and prudent judgements and estimates.

The directors shall assess and confirm that the corporation and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the annual financial statements.

The directors are responsible for the system of internal accounting control used by the corporation and the group. These systems and controls are designed to provide reasonable assurance regarding the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of the assets.

The corporation maintains an internal audit department which functions independently to appraise, examine and evaluate the group's systems and internal controls. The scope of the internal audit function is to review the reliability and integrity of financial information, the systems of internal control and the means of safeguarding assets. The department reports its findings to the audit committee of the board and the head of the department reports directly to the Chief Executive Officer.

Based on information and explanations provided by management, the internal audit department and on the report of the external auditors on the results of their audit, the directors assess on a quarterly basis whether the internal accounting controls are adequate to ensure that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities. The board assessment is noted in the Directors' Report.

The board recognises that it is ultimately responsible for risk management and monitoring. The executive committee is delegated with the responsibility of implementing, enforcing and monitoring risk management measures. The audit committee is delegated the responsibility to monitor and report on financial risks.

The board's policy on risk management encompasses all significant business risks to the group, including operational risk, which could undermine the achievement of business objectives. There is clear accountability for risk management, which is a key performance area of line managers throughout the group. Managers are supported in giving effect to their risk responsibilities through sound policies and guidelines on risk and control management. Continuous monitoring of risk and control processes, across fourteen significant risk areas, provides the basis for regular and exception reporting to management, the executive committee and the board.

The effectiveness of risk management is reviewed annually by the board. The board takes into account material changes and trends in the risk profile and considers whether the control system, including reporting, adequately supports the achievement of the risk management objectives. A statement on the effectiveness is reflected in the Directors' Report.

Public communications on the affairs of the corporation are dealt with by executive management and such persons authorised by the executive committee. The board may by exception decide to communicate directly, in which case only the chairperson, and in his/her absence the deputy chairperson, should make such communication.

POLICY

The corporation underwrites the need for, and is committed to, the implementation and maintenance of a safety, health and environmental management system which embodies the following Aims and Principles:

Aims

- To actively promote the safety and health of its employees and conserve environmental resources.
- To prevent and/or minimise adverse impacts on the safety and health of its employees and environmental impacts.
- To demonstrate active awareness of the importance of health and safety of its employees and environmental conservation.
- To, where required, interact with local communities with regard to safety and health and the environment respectively.



Management Principles

- Commitment
- Competence
- Risk assessment
- Prevention and control
- Performance
- Evaluation
- Stakeholders' engagement
- Continual improvement

The management of the corporation is committed to the proactive prevention or minimising and control of all occupational safety, health and environmental risks. Management is committed to the continual improvement in the safety, health and environmental performance of the corporation and compliance with all applicable laws and regulations as far as reasonably practicable. I, as chairman and chief executive officer of the corporation, have committed myself and all corporation employees to the achievement of the policy through active involvement in the continued improvement in safety, health and environmental matters.

TE JONES
Chairman and Chief Executive Officer

SAFETY ACTIVITIES DURING 2002

CAST IRON RULES

Following the formulation of golden safety rules by the corporation's ultimate holding company, Anglo American plc, the corporation formulated its own safety rules termed "Cast Iron Rules". These rules went hand in hand with an intense safety drive at the beginning of 2002 following a visit by a world renowned occupational safety expert, Professor Peter McKie.

Six Cast Iron Rules have been implemented to cover the major safety risks in all of the operating divisions of the corporation. Additional rules only applicable to the corporation's mining divisions have also been introduced. The Cast Iron Rules cover :

- Energy and machinery isolation
- Lethal/injurious gases and confined spaces
- Molten metal/slag
- Heavy moving equipment and vehicles
- Working at heights
- Lifting and material handling
- Additional rules for mining operations

Since December 2001 the corporation has adopted a stance of zero tolerance in respect of non-compliance by all employees and any third party on the premises of the corporation in respect of these Cast Iron Rules.

HOTTO

In a further attempt to raise the level of safety awareness in the group, an occupational safety symbol has been created for the purpose of communicating safety messages to employees and third parties on site. This symbol has been dubbed "HOTTO" (Highveld, zero tolerance, target zero). Hotto is placed prominently around the various divisions of the corporation with accompanying safety messages and slogans.

HOTTO



VISIBLE FELT LEADERSHIP

In accordance with a behavioural approach to occupational safety management principles the corporation embarked on a programme of visible felt leadership in terms of which the Chairman and Chief Executive Officer, the executive committee, senior management and divisional management regularly walk the shop floor and observe employees at work to determine safe and unsafe occupational behaviour and methods. Substandard safety performance impacts on employees' annual bonus.

HEALTH AND SAFETY REPRESENTATIVES

Health and Safety Representative training has been extended from a two-day course to a more comprehensive five-day course to ensure that these individuals receive the best and highest quality training.

An incentive scheme has been established in terms of which Health and Safety Representatives are rewarded for their participation if they meet the required standards.

"NEAR HIT" COMPETITION

A "Near Hit" competition has been established through which employees can participate in increasing the safety standards of the corporation. Employees are rewarded for their contribution on a competition basis. Monthly awards as well as a general annual award are paid out. For the period January to December 2002, 651 "near hits" were reported and 39 awards made to employees.

PERSONAL PROTECTIVE EQUIPMENT

- **NORMAL PPE**
  Personal protective equipment (PPE) is reviewed on a monthly basis through the PPE Committee to ensure that employees receive the best quality PPE. Following extensive investigations into the most suitable protective clothing for employees exposed to heat, it was finally resolved to move away from the traditional so-called flame-retardant overall to denim overalls which have been found to be much more durable and flame-retardant compared to its counterpart. The new overalls will be phased in over the next few months.

- **SPECIAL PPE**
  Management is continuously evaluating the effectiveness of PPE for special applications and specifically for abnormal conditions. To this end a fire-resistant suit has been designed for individuals who have to conduct high risk work in high temperature areas and although not put to the test in practice it is expected that the suit in use will fully protect an employee from serious burns in such an area.

COMMUNICATION

- **SAFETY FLASHES**
  Safety Flashes are briefed frequently to employees with details of incidents that have occurred.

The contents of these flashes are not only drawn from incidents that occur in the corporation but also from national and international incidents reported by the Anglo American plc group which are relevant to the corporation's operations.



15 October 2002

Safety Flash No. 30

It is becoming apparent that serious accidents are closely associated with abnormal conditions in a specific operation. All employees and in particular those in hazardous areas are urged to apply the following principles when any abnormal condition arises in their work area :

- Evaluate whether you are sufficiently trained to handle the situation.
- Pause and consider the implications of any action associated with the abnormal condition.
- Bear in mind that the corporation has adopted the principle of stopping work that is potentially unsafe.
- The most senior person in that work area should take control of the situation and co-ordinate activities, including the movement of colleagues around him/her.
- Do not hesitate to call the most senior person in that area being on shift.
- Should the situation warrant the calling of the senior standby person for that division, do not hesitate to action this.
- You are all reminded of the three questions posed by Hotto

  1. Has anything concerning the job changed?
  2. Am I trained and competent to perform this work?
  3. Zero tolerance means stopping work that is unsafe.

Issued on behalf of the Manager, Risk Management

This bulletin is published as part of the corporation's safety initiative

- **HIGHVELD NEWS**
  Occupational safety, health and environmental issues feature regularly in editions of the corporate newsletter.

- **CHAIRMAN'S BRIEF**
  The Chairman and Chief Executive Officer of the corporation publishes a monthly brief on relevant topics for dissemination to all employees and occupational safety and health issues are regular features of this communication channel.

SAFETY TRAINING

- The annual induction training has been extended with the addition of two in-house videos and the Cast Iron Rules. One of the videos covers the Chairman and Chief Executive Officer's commitment to safety on behalf of the board of directors. The second video explains the term "be your brother's keeper". The six Cast Iron Rules are presented in English and Zulu and are discussed in detail with employees.

- When required, additional safety pamphlets are made available and road shows conducted to increase safety awareness amongst employees.

SAFETY OVERVIEW 2002

- SAFETY PERFORMANCE
  The major drive during 2002 to reduce occupational injuries in the Highveld group paid significant dividends in that the lost time injury frequency rate for the group improved from 1.4 in 2001 to 0.52 in 2002. It was so much more regrettable that despite this excellent performance the corporation suffered two fatalities – one in April in the ironmaking division and one in December in the Transalloys division. However, the management of the corporation is committed to work harder in an effort to eradicate fatalities and serious injuries within the Highveld group.

- HEALTH
  - A comprehensive occupational health surveillance programme has been implemented to ensure that employees of the corporation receive the highest possible care during their employment in the corporation. AFROHC, a division of Afrox, has been contracted to fulfil this function.
  - To ensure hygiene and health care, surveys conducted are treated with urgency and these are of a high standard. The occupational hygiene function has also been outsourced to specialists.
  - Primary health care is afforded to a large group of the corporation's employees.

- HIV/AIDS
  The national HIV/AIDS pandemic is of concern to the corporation. To this end the corporation stepped up the HIV/AIDS combating drive in the work place at the beginning of 2002 and following intensive communication exercises amongst the work force, an HIV/AIDS awareness day was held on 14 March 2002. Eighty-five per cent of the corporation's 4000 strong work force presented themselves for testing (saliva test) with the results being an overall prevalence level of 22 per cent. Following this very successful day, through the HIV/AIDS Counsellor, further efforts were made to persuade employees to present themselves for voluntary counselling and blood testing (VCT). A significant number of HIV/AIDS Peer Educators have been trained to assist with the awareness campaign and the drive for VCT will receive stronger emphasis in 2003 to build on the 16.8 per cent tested and counselled by the end of 2002.



Collage of recently trained Peer Educators, divisional banner, employee march and entertainment on the AIDS/HIV awareness day as part of the AIDS awareness programme

ENVIRONMENTAL

ISO 14001 ENVIRONMENTAL MANAGEMENT SYSTEMS

The corporate objective of achieving *continual improvement* through the implementation of the ISO 14001 environmental management system certification of the group's operations was actively pursued during the year under review. The Rand Carbide division achieved its ISO 14001 certification at the end of 2001 and passed the audit in November 2002. The Highveld Vanadium and Chemicals division (Vanchem) successfully completed the requirements in November 2002 and Transalloys in January 2003. It is planned to have two operating sites audited during 2003/2004 thus ensuring that the steelworks and Mapochs mine conform to the recognised international environmental management standard by early 2004.

ATMOSPHERIC EMISSIONS

A concerted effort was made during 2002 to minimise environmental impacts by the corporation. For example, the major overhaul of iron making kiln no. 3 electrostatic precipitator by the corporation, at a cost of R5 million, assisted in achieving the objective of reducing emissions from the steelworks site.



A view of the Mapochs Dam desilting process

WATER MANAGEMENT

The need to conserve water became very apparent due to lower than average rainfall experienced in the Witbank Dam's catchment area during 2002. A water saving programme with a target of 5 per cent less than previous year's usage was set for 2002. Although a very dry year was experienced during 2002 to the end of December, this target was met. The dam level however, continued to drop and by the end of 2002 was only at about 50 per cent of its capacity. Should good rains not occur early in 2003, even stricter measures would be required during 2003.

At the Mapochs iron ore mine near Roossenekal in the Steelpoort valley desilting of the Mapochs catchment dam was successfully carried out during the year. This venture was carried out with the necessary license from the Department of Water Affairs and Forestry and the close co-operation of a farmer downstream. The additional water capacity will be of great benefit not only to the mine but also to the riparian owners below the dam. Of note was the successful filling of eroded areas on the farm below the dam with desilted material, which will yield more arable land for the farmer. This is an excellent example of sustainable development for the benefit of a corporation and member of the community in which it operates.

Close liaison was maintained with the Department of Water Affairs and Forestry with the emphasis on water management. Specialist assistance has been obtained to address the complexity of long-term water related issues, which need in-depth studies.

ENERGY MANAGEMENT

A 5 per cent target for a reduction in the use of energy over the 2001 average was not achieved due largely to an increase in production output during 2002.

COMMUNICATION

Community liaison was given increased attention during the year to improve mutual understanding of concerns and actions being undertaken.

The National Deputy Minister of Environmental Affairs and Tourism visited the Steelworks on an "Imbizo" in October and was shown the effectiveness of the emission abatement equipment. The company continued its support and involvement in the Mpumalanga Air Pollution Control Liaison Committee (APOLCOM). A better understanding of conditions in the Eastern Highveld region is being obtained through the work being done by this committee particularly on the monitoring and measuring of air quality. It is also of importance to note that the work being done by APOLCOM tied directly into the new proposed national air quality legislation and ambient standards.

SUSTAINABLE DEVELOPMENT

- **World Summit on Sustainable Development, Republic of South Africa, 2002**
  The corporation through its main shareholder, Anglo American plc and the South African Iron and Steel Institute contributed to and participated in this summit held earlier in South Africa in 2002.

- **Social Initiatives**
  The corporation has a long positive record of liaising and interacting with communities in which it operates. Examples of assistance to uplift surrounding communities include the erection of a primary healthcare facility close to the corporation's steelworks in a residential area where a significant number of the corporation's employees reside. The corporation contributed R1 million for the capital cost of the project and co-operated with provincial government and the local authority in a tri-partite alliance. This facility is going from strength to strength. The corporation is actively involved in assisting local schools both in terms of capital equipment, buildings and educational assistance.

  More recently the corporation initiated a community liaison structure through which members of management and members of the local community including non-governmental organisations discuss issues of mutual interest. Liaison meetings will become a regular feature in 2003.

CONCLUSION

The management of Highveld Steel and Vanadium Corporation Limited subscribes to the critical importance of a well-founded and solid occupational safety, health and environmental function and is committed to the principles of sustainable development. Accordingly, the corporation will continue to build on the sound base already established.

VALUE ADDED STATEMENTS

for the years ended 31 December

	2002		2001	
	R'000	Percentage of revenue	R'000	Percentage of revenue
Revenue	4 011 745	100	4 427 501	100
Materials and services purchased	2 880 928	72	3 914 458	89
Value added	1 130 817	28	513 043	11
Interest and investment income received	35 122	1	42 346	1
Total wealth created	1 165 939	29	555 389	12
		Percentage of total wealth distributed		Percentage of total wealth distributed
Applied as follows:				
To remunerate employees				
Employment costs	647 907	56	748 563	135
To reward providers of capital	112 753	10	146 755	26
Distributions to shareholders	58 583	5	29 267	5
Interest paid	54 170	5	117 488	21
To maintain and expand the group	308 394	27	(315 362)	(57)
Depreciation	126 884	11	196 944	35
Retained profit/(loss) for the year	181 510	16	(512 306)	(92)
To pay government				
Taxation	96 885	7	(24 567)	(4)
Total wealth distributed	**1 165 939**	**100**	555 389	100


2002
100
90
80
70
60
50
40
30
20
10
0
-10
People
Shareholders
Bankers
Maintain
Taxation


2001
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
People
Shareholders
Bankers
Maintain
Taxation

REPORT OF THE INDEPENDENT AUDITORS

To the members of Highveld Steel and Vanadium Corporation Limited

We have audited the annual financial statements and group annual financial statements of Highveld Steel and Vanadium Corporation Limited set out on pages 24 to 58 for the year ended 31 December 2002. These annual financial statements are the responsibility of the corporation's directors. Our responsibility is to express an opinion on these annual financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual financial statements are free of material misstatement. An audit includes :

- examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the annual financial statements fairly present, in all material respects, the financial position of the corporation and the group at 31 December 2002 and the results of its operations and cash flows for the year then ended in accordance with Generally Accepted Accounting Practice and International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

Deloitte - Touche

Deloitte & Touche
Chartered Accountants (SA)
Johannesburg
11 February 2003

COMPLIANCE STATEMENT BY COMPANY SECRETARY

The company secretary of Highveld Steel and Vanadium Corporation Limited certifies that the corporation has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date in respect of the financial year reported upon.

J THEISS
Company Secretary
Witbank
7 March 2003

The annual financial statements which appear on pages 24 to 58 were approved by the board of directors on 11 February 2003 and were signed on its behalf.

TE JONES
Chairman and Chief Executive Officer

THE CORPORATION AND ITS SUBSIDIARY COMPANIES

Highveld Steel and Vanadium Corporation Limited is a subsidiary of Anglo South Africa Capital (Proprietary) Limited, whose interest amounts to 80.16 per cent of the total issued share capital of the corporation.

In its integrated steelworks and various divisions, Highveld produces steel, vanadium products, ferro-alloys, carbonaceous products and metal closures. Ore for the steelworks and the Vanchem division is obtained from the corporation's own mine. The main works are situated in the Witbank area in Mpumalanga with one other operation in Gauteng.

The corporation is the holding company of the following wholly-owned subsidiaries :

Lacerta Investment Holdings (Proprietary) Limited
owns property

Meehr Properties (Proprietary) Limited
owns property

Hochvanadium Holding AG
processing and sale of vanadium products

All the properties of which Transalloys (Proprietary) Limited was the owner were sold. The name of Transalloys (Proprietary) Limited was changed to South Africa Japan and Vanadium (Proprietary) Limited and in terms of the shareholders' agreement with Nippon Denko CO., Limited (NDC) and Mitsui Co., Ltd. (Mitsui), the authorised share capital was amended and half of the share capital is now held by NDC and Mitsui. South Africa Japan and Vanadium (Proprietary) Limited will construct a new ferrovanadium plant in Witbank to supply ferrovanadium to the Japanese market.

FINANCIAL STATEMENTS AND RESULTS

The directors have pleasure in submitting the financial statements of the corporation, together with the group financial statements of the corporation and its subsidiaries, for the year ended 31 December 2002. These are presented on pages 24 to 58 of the report.

The contributions by the various segments of the group are as shown in the segmental graphs.

Segmental revenue



	Steel and Vanadium	70%
	Ferro-alloys	23%
	Other operations	7%

RESOLUTIONS

Although not required due to the deeming provision of Section 270 (2) of the Companies Act, 1973, as part of the corporation's continued commitment to improved corporate governance, shareholders are requested to confirm the appointment of the auditors, who shall hold office until the conclusion of the next annual general meeting. The directors support the appointment of Deloitte & Touche.

Full details of the authorised, issued and unissued share capital of the corporation at 31 December 2002 are set out in note 19 to the annual financial statements, where particulars are also given of the corporation's Share Option Scheme.

The authorised share capital of the corporation is R140 000 000, divided into 139 990 000 ordinary shares of R1 each and 1 000 000 variable rate redeemable cumulative preference shares of 1 cent each.

Control of all the unissued shares of the corporation is vested in the directors, in specific terms as regards allotments in respect of the Share Option Scheme and in general terms as regards all other unissued shares.

In terms of the Companies Act, 1973, the general authority granted to the directors for the issue of shares (other than those to be issued in terms of a specific authority) expires on the date of the following annual general meeting. Members will therefore be asked to consider an ordinary resolution at the forthcoming annual general meeting placing under the control of the directors the then remaining unissued ordinary shares not required for the purpose of the Share Option Scheme and the unissued preference shares.

The full text of the proposed resolutions is contained in the notice to members on page 5.

PROPERTY

During the year, the group sold 23 residential properties, of which 17 were sales to employees, as well as 3 sectional title units, and 13 residential stands in Witbank, in terms of the corporation's assisted home-ownership scheme. A total of 12 residential stands, as well as 6 residential properties were sold to external purchasers.

Full details of properties are available for inspection at the registered office of the corporation on request.

The corporation and its subsidiaries own mineral rights in respect of a total area of some 30 615 hectares and hold mineral leases over land underlain by titaniferous magnetite ore.

DISTRIBUTIONS TO SHAREHOLDERS

Distributions to shareholders are shown in note 10 to the financial statements.

DIRECTORATE

Messrs DD Barber and CJ Colebank were appointed as non-executive directors of the corporation with effect from 6 February 2002 and 1 January 2002 respectively.

In terms of the corporation's Articles of Association, Messrs E Barnardo, JA Chegwidden, BE Davison, A Harris, L Matteucci and AJ Trahar are required to retire at the forthcoming annual general meeting. All the retiring directors are eligible and present themselves for re-election.

The nomination committee consisted of Messrs BE Davison (non-executive director), EK Diack (non-executive director), TE Jones (executive director) and AJ Trahar (non-executive director).

The remuneration committee of the board consisted of Messrs BE Davison (non-executive director), EK Diack (non-executive director) and TE Jones (executive director). The committee conferred twice during the year.

Attendance of board meetings during 2002 by directors was as follows (✓ = attended):

	13 February	5 April	19 August	15 November
TE Jones	✓	✓	✓	✓
DD Barber	✓	✓	✓	✓
E Barnardo	✓		✓	✓
P Baum (alternate to BE Davison)		✓		
L Boyd		✓	✓	
CB Brayshaw		✓	✓	✓
JA Chegwidden	✓	✓	✓	✓
CJ Colebank		✓	✓	✓
BE Davison				
EK Diack	✓	✓	✓	
A Harris	✓	✓		
L Matteucci	✓	✓	✓	✓
DR Motsepe (Ms)		✓		
AJ Pienaar	✓	✓	✓	✓
BJT Shongwe		✓		✓
AJ Trahar	✓		✓	
M Winstanley	✓		✓	✓
GF Young (alternate to AJ Trahar)		✓		✓

ACCOUNTING CONTROLS

The internal audit department functions independently to appraise, examine and evaluate the group's systems and internal controls. The scope of the internal audit function is to review the reliability and integrity of financial information, the systems of internal control and the means of safeguarding assets. The department reports its findings to the audit committee of the board.

Based on information and explanations provided by management, the internal audit department and on the report of the external auditors on the results of their audit, the directors are of the opinion that the internal accounting controls are adequate to ensure that the financial records may be relied upon for preparing the financial statements and maintaining accountability for assets and liabilities.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The external auditors concur with the above statements.

The audit committee of the board consisted of Messrs DD Barber (non-executive director), CB Brayshaw (chairman and non-executive director), EK Diack (non-executive director), TE Jones (executive director) and L Matteucci (executive director). The committee met twice during the year with the management of the corporation and the external and internal auditors to review the interim financial information, the financial statements and accounting policies, the effectiveness of management systems and internal controls, the effectiveness of the internal audit function and to discuss the external auditors' findings.

RISK MANAGEMENT

The executive committee, as mandated by the board, has established a group-wide system of internal control to manage significant group risks.

This system supports the board in discharging its responsibility for ensuring that the wide range of risks, associated with the group's operations are effectively managed in support of the creation and preservation of shareholder wealth.

During the course of the year the board considered the group's responsiveness to changes within its business environment and material inadequacies in systems of control. The board is satisfied that there is an ongoing process, which has been operational since 1 January 2000, for identifying, evaluating and managing the significant risks faced by the group. The board has taken into account material changes and trends in the risk profile and considers whether the control system, including reporting, adequately supports the achievement of the risk management objectives.

In terms of quality assurance, the corporation is certified in accordance with the requirements of DIN EN ISO 9002-2000.

SUSTAINABLE DEVELOPMENT

The corporation is committed to promoting sustainable development in all areas it operates and in its interaction with all stakeholders.

The corporation afforded financial assistance, as well as assistance in kind, in its area of operations to various social, welfare and community organisations. The corporation maintained its social responsibility drive during the past year with the focus on education. R663 000 was donated to educational institutions during the year under review. Various identified needs were addressed at a number of schools, including the upgrading of facilities and empowerment of teachers and this will proceed during 2003. Business Against Crime was supported with financial assistance to the amount of R50 000 and the Vosman Police Station also benefited with the donation of a vehicle to be used in crime prevention activities.

A three-year community engagement plan will be implemented in 2003 focusing on improving the relationship with the communities surrounding the corporation's operations. Part of this was the adoption of the Vosman Police Station.

A Community Liaison Committee was established to liaise with leaders in the community. One meeting has been held during 2002 with positive feedback from the community.

It is pleasing to report that Rand Carbide, which was certificated in respect of ISO 14001 in 2001, was re-audited during the period under review and retained its certification. A major achievement was the certifying authority recommending certification for Vanchem and Transalloys.

Work has continued to satisfy the requirements of the Department of Water Affairs and Forestry in order to comply with all the conditions of the record of decision prior to the start-up of kiln no.1 which is anticipated during 2003.

Liaison is being maintained and discussions initiated with the Department of Water Affairs and Forestry and the Department of Environmental Affairs and Tourism on a regular basis. These two departments are focusing closely on perceived environmental issues and matters raised are being addressed.

Employment equity continued to receive attention during 2002 and it is pleasing to report that the divisional committees for human resource development played a major role in facilitating discussions amongst all stakeholders. The employment equity committee appointed by the board continues to monitor progress on a quarterly basis. The committee consisted of Messrs E Barnardo, TE Jones, Ms DR Motsepe, BJT Shongwe and M Winstanley and the committee met four times during 2002. The appointed employment equity manager reports to the committee.

Skills development also progressed satisfactorily. All grant payments in terms of the MERSETA arrangements were paid to Highveld during the period under review following their receipt of the statutory submissions.

MINE HEALTH AND SAFETY

The corporation is the owner of Mapochs mine and Spitskop quarry, which divisions are subject to the Mine Health and Safety Act, 1996 ("the Act"). Mapochs mine is situated near Roossenekal, and supplies the corporation with vanadium-bearing magnetite. Spitskop quarry is situated in the district of Bronkhorstspruit and supplies silica quartz to the corporation.

SAFETY PERFORMANCE

The occupational injury statistics for 2002 are as follows:

	Mapochs mine	Spitskop quarry
Lost time injuries	0	1
Total man-hours worked	876 419	80 900
Lost time injury frequency rate	0	3.04
Number of employees as at 31 December 2002	372	22

Collective agreements with the representative trade union are in force for the mine and the quarry.

HEALTH PERFORMANCE

An annual medical report, as required in terms of Section 2(1)(c) of the Act, has been completed by the occupational medical practitioner and the health statistics for 2002 are as follows:

	Mapochs mine	Spitskop quarry
MEDICAL SURVEILLANCE		
◦ Initial medical examinations	24	0
◦ Periodical medical examinations	231	17
◦ Exit medical examinations	4	1
BIOLOGICAL MONITORING	2	0

Occupational medical surveillance was conducted and medical examinations were performed. The examinations included medical and occupational history, large chest x-rays, lung function testing, audiometry screening, vision screening, urine testing, physical examination, including height and weight, blood pressure, etc. Contractor employees were encouraged to make use of the facility.

No employees of the Mapochs mine or Spitskop quarry have been found to be suffering from any of the diseases reflected in schedule 3 of the Compensation for Occupational Injuries and Diseases Act, 1993.

No employee at Mapochs mine and one at Spitskop quarry was found to be suffering from diseases referred to in the Occupational Diseases in Mines and Works Act, 1973.

Worker education, the use of personal protective equipment, as well as early diagnosis of changes in baseline levels, help to ensure a healthy workforce.

The focus of the occupational health programme is the prevention and early treatment of occupational diseases to ensure a healthy workforce.

TRAINING

Fifty employees of Mapochs mine attended first aid training, one hundred employees attended health and safety training, twelve employees attended a course for health and safety representatives and one hundred and fifty-two underwent safety induction training. Four employees also attended various other courses relating to health and safety.

Twenty-one employees of Spitskop quarry attended in-house safety training on occupational health and hygiene, hazardous chemical substances and safety re-induction.

REPORT ON DIRECTORS' EMOLUMENTS

DISCLOSURE

In terms of the JSE Listing Requirements and Companies Act, the group is required to disclose individual Directors' emoluments for the years commencing after 1 March 2001.

EMOLUMENTS

The remuneration committee consists of executive and non-executive directors. It approves remuneration for the executive directors and senior executives and is responsible for the policy and operation of the corporation's Share Option Scheme. Independent external studies and comparisons are used to ensure that rewards and incentives are linked to both individual and corporation performance.

The executive directors, who are full-time employees, are appointed to the board to bring to the management and direction of the group the skills and experience appropriate to its needs. They are, accordingly, remunerated on terms commensurate with market rates that reflect such responsibilities.

Executive directors receive salaries and benefits, performance-linked payments, allocations of options to shares, and certain benefits upon retirement. Each of the elements of remuneration is further detailed below:

- executive directors receive a salary and benefits that reflect their management responsibilities and appropriate experience and that reward individual performance. Salaries are reviewed annually by reference to performance;
- executive directors participate in an incentive plan linked to the performance of the group. The plan is designed to reward executives for achieving earnings and safety targets;
- executive directors participate in a group medical aid scheme; and
- executive directors participate in a contributory retirement scheme established by the group.

DIRECTORS' FEES

Each of the executive, non-executive and independent directors currently receives directors' fees at the rate of R19 000 per annum (2001: R18 150). A number of non-executive directors pay these fees to the party they represent. The chairman receives an additional sum of R4 600 per annum (2001: R4 400).

The table below provides an analysis of the emoluments paid to executive, non-executive and independent directors of the corporation for 2002.

	Salary and benefits R'000	Retirement benefits R'000	Bonuses R'000	Gain on share options exercised R'000	Directors' fees R'000	Fees as chairman R'000	Audit and remuneration committee R'000	Total emoluments R'000
Executive directors								
TE Jones	1 858	313	315	61	19	5	–	2 571
E Barnardo	829	132	100	596	19	–	–	1 676
JA Chegwidden	842	132	108	125	19	–	–	1 226
L Matteucci	934	153	110	205	19	–	–	1 421
AJ Pienaar	844	141	112	–	19	–	–	1 116
M Winstanley	814	134	103	36	19	–	–	1 106
	6 121	1 005	848	1 023	114	5	–	9 116
Non-executive and independent directors								
L Boyd	–	–	–	–	19	–	–	19
CB Brayshaw	–	–	–	–	19	–	15	34
EK Diack	–	–	–	–	19	–	–	19
DR Motsepe	–	–	–	–	19	–	–	19
BJT Shongwe	–	–	–	–	19	–	–	19
	–	–	–	–	95	–	15	110
	6 121	1 005	848	[illegible]23	209	5	15	9 226

Salary and benefits include cash, medical contributions, car allowance and entertain[illegible]wanc[illegible]

Retirement benefits include retirement [illegible]ributi[illegible]

SHARE OPTIONS

Executive directors also participate in the corporation's Share Option Scheme, which is designed to recognise the contributions of senior staff to the growth in the value of the corporation's equity. Within the limits imposed by the corporation's shareholders, options are allocated to the directors and senior staff in proportion to their contributions to the business as reflected by their seniority. The options, which are allocated at the middle market price ruling on the trading day prior to the date of allocation, vest after stipulated periods and are exercisable up to a maximum of 10 years from the date of allocation. There were no shares allocated or re-allocated during the year.

The equity compensation benefits of executive directors are set out below:

Highveld Steel Share Option Scheme

Director's name	Balance of share options as at 1 January 2002	Number of share options exercised during the year	Date exercised	Balance of share options as at 31 December 2002	Exercisable number of shares	Allocation price R	Exercisable date
TE Jones	45 000	5 000	23 October 2002	36 000	30 000	28.75	14 August 2000
		4 000	4 December 2002		6 000	10.50	2 February 2002
E Barnardo	52 500	–	n/a	52 500	20 000	28.75	14 August 2000
					2 500	10.50	2 February 2002
					5 000	10.50	2 February 2003
					5 000	12.50	6 July 2000
					5 000	12.50	6 July 2001
					5 000	12.50	6 July 2002
					10 000	12.50	6 July 2003
JA Chegwidden	39 000	–	n/a	39 000	20 000	28.75	14 August 2000
					2 500	10.50	2 February 2000
					2 500	10.50	2 February 2001
					2 500	10.50	2 February 2002
					5 000	10.50	2 February 2003
					1 300	12.50	6 July 2000
					1 300	12.50	6 July 2001
					1 300	12.50	6 July 2002
					2 600	12.50	6 July 2003
L Matteucci	63 500	1 000	1 March 2002	62 500	20 000	28.75	14 August 2000
					2 500	10.50	2 February 2000
					2 500	10.50	2 February 2001
					2 500	10.50	2 February 2002
					5 000	10.50	2 February 2003
					6 000	12.50	6 July 2000
					6 000	12.50	6 July 2001
					6 000	12.50	6 July 2002
					12 000	12.50	6 July 2003

Highveld Steel Share Option Scheme for executive directors (continued)

Director's name	Balance of share options as at 1 January 2002	Number of share options exercised during the year	Date exercised	Balance of share options as at 31 December 2002	Exercisable number of shares	Allocation price R	Exercisable date
AJ Pienaar	39 000	–	n/a	39 000	20 000	28.75	14 August 2000
					2 500	10.50	2 February 2000
					2 500	10.50	2 February 2001
					2 500	10.50	2 February 2002
					5 000	10.50	2 February 2003
					1 300	12.50	6 July 2000
					1 300	12.50	6 July 2001
					1 300	12.50	6 July 2002
					2 600	12.50	6 July 2003
M Winstanley	62 500	5 000	15 February 2002	57 500	20 000	28.75	14 August 2000
					2 500	10.50	2 February 2000
					2 500	10.50	2 February 2001
					2 500	10.50	2 February 2002
					5 000	10.50	2 February 2003
					5 000	12.50	6 July 2000
					5 000	12.50	6 July 2001
					5 000	12.50	6 July 2002
					10 000	12.50	6 July 2003
	301 500	15 000		286 500	286 500		

Gains on Highveld share options exercised by executive directors

Director's name	Number of share options exercised during the year	Allocation price R	Exercise price R	Gain on share options R'000
Executive directors				
TE Jones	5 000	10.50	17.00	32
	4 000	10.50	17.80	29
L Matteucci	1 000	11.00	15.85	5
M Winstanley	5 000	11.00	18.33	36
	15 000			102

Anglo American plc schemes

In addition to the Highveld Share Option Scheme, the executive directors also participate in the Anglo American plc Share Option Scheme:

Name	Balance of share options as at 1 January 2002	Number of share options exercised during the year	Date exercised	Balance of share options as at 31 December 2002	Weighted share options average price	Earliest exercisable date
TE Jones	104 400	–	n/a	35 200	R45.25	8 December 2003
				52 800	R45.25	10 December 2002
				3 600	R45.25	14 August 2003
				3 600	R45.25	5 December 2002
				9 200	R45.25	14 August 2002
TE Jones*	114 000	–	n/a	4 300	£6.975	24 June 2002
				25 700	£6.975	25 June 2002
				30 000	£7.655	Unapproved
				32 000	£10.025	Unapproved
				22 000	£11.5	Unapproved
E Barnardo	27 600	1 100	4 January 2002	4 500	R45.25	14 August 2003
		2 000	7 October 2002	17 000	R45.25	10 December 2003
		3 000	17 December 2002			
JA Chegwidden	42 200	1 000	5 July 2002	700	R45.25	14 August 2002
				1 300	R45.25	14 August 2003
				17 100	R45.25	10 December 2002
				22 100	R45.25	10 December 2003
L Matteucci	39 000	1 500	19 June 2002	3 500	R45.25	14 August 2002
				5 800	R45.25	14 August 2003
				14 900	R45.25	10 December 2002
				13 300	R45.25	10 December 2003
AJ Pienaar	48 000	–	n/a	1 800	R45.25	14 August 2002
				1 800	R45.25	14 August 2003
				22 300	R45.25	10 December 2002
				22 100	R45.25	10 December 2003
M Winstanley	26 800	–	n/a	2 300	R45.25	14 August 2002
				4 500	R45.25	14 August 2003
				6 700	R45.25	10 December 2002
				13 300	R45.25	10 December 2003
	402 000	8 600		393 400		

* These options are subject to certain performance indicators.

Gains on Anglo American plc share options exercised by executive directors

Director's name	Number of share options exercised during the year	Allocation price R	Exercise price £	Gain on share options R'000
Executive directors				
E Barnardo	1 100	45.25	11.22	165
	2 000	45.25	8.75	194
	3 000	45.25	9.00	237
JA Chegwidden	1 000	45.25	11.04	125
L Matteucci	1 500	45.25	11.76	200
	8 600			921

Anglo American plc operates a share option scheme and executive directors of Highveld Steel and Vanadium Corporation Limited are eligible to participate in it in accordance with the scheme rules. Grants of options are made annually. Options are not granted at a discount and are not pensionable.

Options are normally exercisable, subject to the satisfaction of the performance condition, between 3 and 10 years from the date of grant. No additional shares were allocated during the year.

INTEREST IN SUBSIDIARIES

Unlisted wholly-owned subsidiary companies	At 31 December	Issued share capital	Cost of investment R	Loans and current accounts R
Hochvanadium Holding AG, Austria	**2002**	**10 000**	**505 825**	**35 012 Cr**
	2001	10 000	505 825	35 012 Cr
Meehr Properties (Proprietary) Limited	**2002**	**1 250 200**	**1 250 200**	**1 250 200 Cr**
(formerly Rheem South Africa (Proprietary) Limited)	2001	1 250 200	25 655 200	3 596 060
South Africa Japan Vanadium (Proprietary) Limited	**2002**	**–**	**–**	**–**
(formerly Transalloys (Proprietary) Limited)	2001	3 510 300	7 630 650	13 386 928 Cr
Lacerta Investment Holdings	**2002**	**100**	**1**	**1**
(Proprietary) Limited	2001	100	1	4 959 510
TOTAL	**2002**		**1 756 026**	**1 285 211 Cr**
	2001		33 791 675	4 866 370 Cr

All loans to unlisted subsidiaries are unsecured and interest-free. All subsidiaries except Hochvanadium Holding AG, Austria are incorporated in the Republic of South Africa. These subsidiaries' results account for the difference between the corporation and group profit/(loss) attributable to shareholders.

Joint ventures	At 31 December	Percentage share	Cost of investment R	Loans and current accounts R
Columbus	**2002**	**–**	**–**	**–**
	2001	33.3	170 194 516	1 386 828 076
Ferroveld	**2002**	**50.0**	**25 000**	**–**
	2001	50.0	25 000	1 438 441
South Africa Japan Vanadium (Proprietary) Limited	**2002**	**50.0**	**15 000 000**	**21 306 759**
(formerly Transalloys (Proprietary) Limited)	2001	–	–	–

The joint ventures have been accounted for on a proportionate consolidation basis.

Associates	At 31 December	Number of shares held	Percentage held	Cost of investment less amounts written off R	Loans and current accounts R
Middelburg Steel & Alloys (Proprietary) Limited	**2002**	**241 286**	**16.66**	**–**	**–**
	2001	241 286	16.66	10 906 333	6 410 000 Cr
Southern Cross Stainless (Proprietary) Limited	**2002**	**–**	**–**	**–**	**–**
	2001	67	33.33	–	3 599 667
TOTAL	**2002**			**–**	**–**
	2001			10 906 333	2 810 333 Cr

Other investments	At 31 December	Number of shares held	Percentage held	Cost of investment less amounts written off R
International Packaging Network (Proprietary) Limited	**2002**	**–**	**–**	**–**
	2001	3	–	38 766
Vanteck Technology Corporation (Canada) *	**2002**	**892 710**	**2.73**	**1 020 314**
	2001	892 710	2.73	14 260 471
Acerinox, S.A. (Spain)	**2002**	**[illegible] 933 333**	**2.90**	**533 333 333**
	2001	–	–	–
Columbus Stainless (Proprietary) Limited	**2002**	**1 770**	**12.00**	**300 000 000**
	2001	–	–	–
TOTAL	**2002**			**834 353 647**
	2001			14 299 237

* Investment held in Hochvanadium Holding AG, Austria.

INCOME STATEMENTS

for the years ended 31 December					
		GROUP		CORPORATION	
	Note	2002 R'000	2001 R'000	2002 R'000	2001 R'000
CONTINUING OPERATIONS					
Revenue		3 726 063	2 923 211	3 458 249	2 803 899
Operating profit		326 499	27 400	323 564	67 393
Interest and investment income received		34 873	34 716	45 033	32 512
Interest paid		51 887	55 013	51 887	54 525
Profit before taxation		309 485	7 103	316 710	45 380
Taxation (charge)/credit		(81 428)	22 121	(85 127)	6 224
Profit after taxation		228 057	29 224	231 583	51 604
DISCONTINUING OPERATIONS					
Revenue		285 682	1 504 290	285 682	1 504 290
Operating profit		34 335	46 692	34 335	46 692
Interest and investment income received		249	7 630	249	7 630
Interest paid		2 283	62 475	2 283	62 475
Profit/(loss) before disposal of discontinuing operations		32 301	(8 153)	32 301	(8 153)
Profit/(loss) on disposal of discontinuing operations		20 348	(722 610)	4 195	(722 610)
Profit/(loss) before taxation		52 649	(730 763)	36 496	(730 763)
Taxation (charge)/credit		(40 613)	219 229	(36 770)	219 229
Profit/(loss) after taxation		12 036	(511 534)	(274)	(511 534)
TOTAL OPERATIONS					
Revenue	2	4 011 745	4 427 501	3 743 931	4 308 189
Operating profit	3	360 834	74 092	357 899	114 085
Interest and investment income received	4	35 122	42 346	45 282	40 142
Interest paid	5	54 170	117 488	54 170	117 000
Profit/(loss) before disposal of discontinuing operations		341 786	(1 050)	349 011	37 227
Profit/(loss) on disposal of discontinuing operations	6	20 348	(722 610)	4 195	(722 610)
Profit/(loss) before taxation		362 134	(723 660)	353 206	(685 383)
Taxation (charge)/credit	7	(122 041)	241 350	(121 897)	225 453
Profit/(loss) attributable to Highveld shareholders		240 093	(482 310)	231 309	(459 930)
Reconciliation of headline earnings					
Profit/(loss) attributable to Highveld shareholders		240 093	(482 310)	231 309	(459 930)
Add/(less) after tax effect of:					
Impairment of fixed assets		–	1 820	–	1 820
Loss on disposal of discontinuing operations	6	10 575	505 827	22 885	505 827
Loss/(profit) on disposal of property plant and equipment		1 620	(83)	(1 205)	(83)
Headline earnings		252 288	25 254	252 989	47 634
Earnings/(loss) per share – cents	9				
Basic		245.9	(494.3)		
Basic – diluted		242.9	(488.8)		
Headline		258.4	25.9		
Headline – diluted		255.2	25.6		
Headline – excluding discontinuing operation		235.2	31.7		

BALANCE SHEETS

at 31 December	Note	GROUP 2002 R'000	GROUP 2001 R'000	CORPORATION 2002 R'000	CORPORATION 2001 R'000
Assets					
Non-current assets					
Property, plant and equipment	11	1 087 695	1 692 573	1 079 806	1 667 556
Interest in subsidiaries	12	–	–	471	18 444
Investment in associates	14	–	9 867	–	9 867
Available-for-sale investments	15	910 509	14 299	909 488	39
		1 998 204	1 716 739	1 989 765	1 695 906
Current assets					
Inventories	16	574 840	788 586	558 782	761 882
Trade and other receivables	17	520 226	943 811	450 292	878 391
Cash and cash equivalents	18	204 402	531 936	185 890	487 519
		1 299 468	2 264 333	1 194 964	2 127 792
Total assets		3 297 672	3 981 072	3 184 729	3 823 698
Equity and liabilities					
Capital and reserves					
Share capital and premium	19	558 241	556 557	558 241	556 557
Reserves		1 090 966	865 436	1 088 628	871 882
Reserves after proposed dividend		1 003 004	850 797	1 000 666	857 243
Proposed dividend		87 962	14 639	87 962	14 639
		1 649 207	1 421 993	1 646 869	1 428 439
Non-current liabilities					
Deferred taxation	22	66 612	225 932	61 795	220 819
Long-term liabilities	23	468 802	689 123	468 802	689 123
		535 414	915 055	530 597	909 942
Current liabilities					
Trade and other payables		583 915	1 010 669	479 014	852 497
Provisions	25	186 337	100 071	186 337	100 071
Taxation		281 808	679	280 921	144
Short-term loans	18	60 991	532 605	60 991	532 605
		1 113 051	1 644 024	1 007 263	1 485 317
Total equity and liabilities		3 297 672	3 981 072	3 184 729	3 823 698

for the years ended 31 December					
		GROUP		CORPORATION	
	Note	2002 R'000	2001 R'000	2002 R'000	2001 R'000
Cash flows from operating activities					
Cash generated from operations	26.1	540 953	368 635	525 720	407 987
Interest and investment income received	4	35 122	42 346	45 282	40 142
Utilised to increase working capital	26.2	(112 165)	(159 481)	(65 026)	(211 253)
Net cash generated by operations		463 910	251 500	505 976	236 876
Interest paid	5	(54 170)	(117 488)	(54 170)	(117 000)
Taxation	26.3	(232)	1 010	(144)	1 010
Cash available from operations		409 508	135 022	451 662	120 886
Net distributions to shareholders	26.4	(56 899)	(28 889)	(56 899)	(28 889)
Net cash inflow from operating activities		352 609	106 133	394 763	91 997
Cash flows from investing activities					
Replacement of property, plant and equipment		(182 762)	(140 313)	(193 494)	(137 079)
Impairment provision reversal		(11 086)	–	(11 086)	–
Proceeds on disposal of property, plant and equipment	26.5	20 312	100 830	14 795	100 830
Investment to maintain operations		(173 536)	(39 483)	(189 785)	(36 249)
Increase in net interest in subsidiaries		–	–	–	(2 813)
Decrease in investments in associates		–	714	–	714
Net cash inflow from sale of joint venture and Rheem	26.6	222 251	–	222 251	–
Increase in other investments		–	(14 260)	–	–
Investment to reduce/(expand) operations		222 251	(13 546)	222 251	(2 099)
Net cash inflow/(outflow) from investing activities		48 715	(53 029)	32 466	(38 348)
Net cash inflow		401 324	53 104	427 229	53 649
(Utilised)/financed as follows					
Decrease in long-term loans		(257 244)	(88 017)	(257 244)	(88 017)
(Decrease)/increase in short-term loans		(457 250)	152 117	(457 250)	152 117
Payment of capital element of sale and leaseback liability		(14 364)	(74 942)	(14 364)	(74 942)
Net cash outflow from financing activities		(728 858)	(10 842)	(728 858)	(10 842)
Decrease/(increase) in cash and cash equivalents		327 534	(42 262)	301 629	(42 807)
Movement of cash and cash equivalents					
Cash and cash equivalents at beginning of year		531 936	489 674	487 519	444 712
Net cash inflow from operating activities		352 609	106 133	394 763	91 997
Net cash inflow/(outflow) from investing activities		48 715	(53 029)	32 466	(38 348)
Net cash outflow from financing activities		(728 858)	(10 842)	(728 858)	(10 842)
Cash and cash equivalents at end of year		204 402	531 936	185 890	487 519

STATEMENTS OF CHANGES IN EQUITY

for the years ended 31 December

	Note	Share capital R'000	Share premium R'000	Non-distributable and translation reserves R'000	Fair value reserve R'000	Retained profit R'000	Total R'000
GROUP							
Balance at 31 December 2000		97 557	458 622	27 875	–	1 344 440	1 928 494
Loss attributable to Highveld shareholders						(482 310)	(482 310)
Dividends paid in cash to							
shareholders – final no. 53 – 2000	10					(29 267)	(29 267)
Profit/(loss) on currency translation differences				5 427		(729)	4 698
Proceeds from shares issued		34	344				378
Balance at 31 December 2001		97 591	458 966	33 302	–	832 134	1 421 993
Profit attributable to Highveld shareholders						240 093	240 093
Dividends paid in cash to							
shareholders – final no. 54 – 2001	10					(14 639)	(14 639)
– interim no. 55 – 2002	10					(43 944)	(43 944)
Disposal of Columbus Joint Venture				(32 135)			(32 135)
Fair value gain on available-for-sale investment	21				76 155		76 155
Proceeds from shares issued		145	1 539				1 684
Balance at 31 December 2002		97 736	460 505	1 167	76 155	1 013 644	1 649 207
CORPORATION							
Balance at 31 December 2000		97 557	458 622	27 875	–	1 328 506	1 912 560
Loss attributable to Highveld shareholders						(459 930)	(459 930)
Dividends paid in cash to							
shareholders – final no. 53 – 2000	10					(29 267)	(29 267)
Profit/(loss) on currency translation differences				5 427		(729)	4 698
Proceeds from shares issued		34	344				378
Balance at 31 December 2001		97 591	458 966	33 302	–	838 580	1 428 439
Profit attributable to Highveld shareholders						231 309	231 309
Dividends paid in cash to							
shareholders – final no. 54 – 2001	10					(14 639)	(14 639)
– interim no. 55 – 2002	10					(43 944)	(43 944)
Disposal of Columbus Joint Venture	26.6			(32 135)			(32 135)
Fair value gain on available-for-sale investment	21				76 155		76 155
Proceeds from shares issued		145	1 539				1 684
Balance at 31 December 2002		97 736	460 505	1 167	76 155	1 011 306	1 646 869

Detailed analyses of share capital, share premium and the non-distributable, translation and fair value reserves appear in notes 19, 20 and 21.

1. ACCOUNTING POLICIES

The principal accounting policies of the group and the disclosures made in the annual financial statements, which comply with the International Financial Reporting Standards issued by the International Accounting Standards Committee and which, with the exception of International Accounting Standard (IAS) 39, Financial Instruments – Recognition and Measurement, which was adopted for the first time in 2002, are consistent with those applied in the previous year and are set out below. The adoption of IAS 39 does not require restatement of prior years and the current year's effect is identifiable in the Statements of Changes in Equity.

1.1 Basis of preparation

The financial statements are presented in rand, rounded to the nearest thousand and prepared on the historical cost basis as modified for the revaluation of marketable securities.

1.2 Basis of consolidation

1.2.1 *Investment in subsidiaries*

Subsidiaries are those entities over whose financial and operating policies the group has the power to exercise control, so as to obtain benefits from their activities.

The group financial statements incorporate the assets, liabilities and results of the operations of the corporation and its subsidiaries from the effective date of acquisition or disposal.

Transfers of fixed assets between group companies subsequent to acquisition are restated to reflect the original group cost and accumulated depreciation.

1.2.2 *Investment in associates*

An associate is an entity over whose financial and operating policies the group has the ability to exercise significant influence, but which it does not control and which is neither a subsidiary nor a joint venture of the group.

The equity method of accounting for associates is adopted in the group financial statements.

Equity accounted income, which is included in the respective carrying values of the investments, represents the corporation's proportionate share of the associated companies' retained income after accounting for the dividends payable by those associates.

The pre-acquisition and post-acquisition share of the retained income of the associated companies is transferred to non-distributable reserves.

Provision is made when there has been a permanent diminution in the carrying value of an interest in an associated company.

The share of associated retained earnings and reserves is determined from the associate's latest audited financial statements. Dividends received from associates are included in income from investments.

1.2.3 *Investment in joint ventures*

Joint ventures are those entities over which the group exercises joint control in terms of a contractual agreement.

Joint ventures are proportionally consolidated, whereby the corporation's share of the joint venture's assets, liabilities, income, expenses and cash flows are combined with similar items, on a line-by-line basis, in the group's financial statements.

The results of jointly controlled entities are included from the effective dates of acquisition or disposal.

1.2.4 *Investments*

Unlisted investments, which exclude those that are accounted for as subsidiaries, associates and joint ventures are stated at cost, less amounts written off.

The listed investments in foreign entities are stated at market values at year-end, and the surplus above original cost is transferred to a fair value reserve and where the values fall below cost the loss is recognised in the income statement.

Income from investments is brought to account only to the extent of dividends received or declared. Interest income is recognised on an accrual basis.

1.2.5 *Transactions eliminated on consolidation*

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the group's interest in the enterprises.

1.3 Revenue recognition

Revenue, which excludes value-added tax and sales between group companies, represents the gross value of goods invoiced after discount.

Export sales are determined on the basis of FOB price of products sold or CIF at port of departure or arrival and local sales on the basis of FOR at destination.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable.

1.4 Interest and dividend income

Interest income is recognised on a time proportion basis, taking account of the principle amount outstanding and the effective rates over the period to maturity, when it is determined that such income will accrue to the group.

Dividend income is recognised at the time when the right to receive payment is established.

1.5 Inventories

1.5.1 Write-downs to net realisable value and inventory losses are expensed in the period in which the write-downs or losses occur.

1.5.2 Finished goods and work in progress are valued at standard cost, including an appropriate apportionment of overheads. Standard cost approximates actual cost determined on the first-in, first-out basis (FIFO).

1.5.3 Raw materials are valued at delivered cost determined on the FIFO basis, with appropriate reductions for handling and stockpile losses.

1.5.4 Consumable stores are valued at delivered cost determined on a moving-average basis, with appropriate reductions for obsolescence and slow-moving items.

1.5.5 In all cases inventories are reduced to net realisable or replacement value, if lower than cost.

1.5.6 Slag deposits and dumps are carried in the books at zero value. On sale of these deposits and dumps, the revenue generated is accounted for as trading profit and is included in revenue.

1.6 Property, plant and equipment

1.6.1 Property, plant and equipment, except for assets with carrying values of less than R100 000 which have been depreciated to R1, are depreciated on the straight line basis at rates that will reduce original group cost to estimated residual values over the anticipated useful lives of the assets as follows:

	Number of years
Improvements to property	40
Plant and equipment:	
– Plant	10 – 35
– Motor vehicles	4
– Mobile equipment	5
– Locomotives	20

Rolls for forming steel are depreciated on the basis of usage.

Expenditure incurred to replace a component at intervals greater than once a year of an item of property, plant and equipment is capitalised and accounted for separately, including major inspection and overhaul expenditure.

Land and work under construction is not depreciated. Mineral rights are amortised on the basis of tonnage mined.

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Gains and losses on the disposal of property, plant and equipment are taken to income.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and included in operating profit but adjusted in calculating headline earnings.

1.6.2 *Borrowing costs*

Borrowing costs that are directly attributable to qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. Capitalisation continues until commissioning date. Other borrowing costs are expensed in the period they occur.

1.7 Leases

Leases involving plant and equipment whereby the lessor provides finance to the group with the asset as security and where the group assumes substantially all the benefits and risks of ownership are classified as finance leases.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at the inception of the lease and a corresponding liability is raised. Capitalised leased assets are depreciated using the straight-line method over the expected useful lives of the assets.

Lease payments are allocated between the lease finance cost and the capital repayment using the effective interest rate method. Lease finance costs are charged to operating income as they are incurred.

1.8 Impairment

The carrying amount of the group's assets is reviewed and if there is an indication that an asset has been impaired, its recoverable amount is estimated. An impairment loss is recognised in the income statement whenever the carrying amount of the cash generating unit exceeds its recoverable amount.

1.9. Renewal and replacement of plant and equipment

Provision relating to past events giving rise to an obligation to incur future expenditure for the renewal and replacement of plant and equipment, is raised or charged against income in the year such events occur.

No provision is made against income where the renewal or replacement of plant and equipment will result in an enduring benefit in the medium- to long-term. Instead, these items are capitalised and amortised over the period such enduring benefit will be enjoyed.

1.10. Taxation

The charge for current tax is based on the results for the year as adjusted for items which are non-taxable or disallowed as tax deductions. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statement and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax is calculated at the tax rate that is expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

1.11. Foreign currencies

1.11.1 *Transactions and balances*

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date. Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

1.11.2 *Foreign entities*

The financial statements of foreign entities are translated into South African rand as follows:

- Assets and liabilities at rates of exchange ruling at balance sheet date.
- The related income statements and cash flows are translated at weighted average rates of exchange. Gains and losses on the translation of subsidiaries and joint ventures' foreign subsidiaries are transferred to non-distributable reserves.

1.12 Related party transactions

The corporation and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures and associates. These transactions are under terms that are no less favourable than those arranged with third parties.

1.12.1 *Subsidiaries and joint ventures*

Details of investments in principal subsidiaries and joint ventures are disclosed in the directors' report.

1.12.2 *Shareholders*

Details of the principal shareholders of the corporation and a summary of the non-public shareholders are shown on the analysis of ordinary shareholdings on page 4.

1.13 Earnings per ordinary share

Earnings per share are calculated by dividing the relevant earnings by the weighted average number of shares in issue during the year.

1.14 Retirement benefits

The policy of the group is to provide retirement benefits (defined benefit funds, defined contribution funds and medical aid schemes) for its employees.

The obligation to provide contributions to the retirement benefit funds is recognised with reference to annual independent actuarial valuations, using the projected unit credit method, of the obligations and assets for all material pension and medical plans. Valuations are performed on a date which coincides with the balance sheet date.

The net surplus or benefit obligation is the difference between the present value of the projected benefit obligations and the fair value of the pension and medical plan assets. Where the fair value of the pension and medical plan assets exceeds the present value of the projected benefit obligation, a surplus is recognised only to the extent that it may be distributed to the corporation.

Pension and medical costs comprise both contributions paid and actuarially determined charges. Contributions to defined contribution plans, as well as multi-employer defined benefit plans for which no actuarial valuation is available, are expensed as they are incurred. The amount charged to income in respect of pension and medical plans includes benefits earned in the period, interest cost on projected benefit obligations, estimated return on pension and medical plan assets, actuarial gains or losses and the effect of any changes in terms and conditions of the pension and medical plans which relate to past service periods.

Changes in the net projected benefit obligation as a consequence of changes in terms and conditions of the pension and medical plans, changes in estimate and deviations between actual and expected return on pension and medical plan assets are amortised over the estimated remaining working lives of pensionable employees.

1.15 Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions, is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on current salary rates.

1.16 Research and development

Research costs incurred with the prospect of gaining new scientific or technical knowledge and understanding are written off in the year in which they are incurred.

Development costs are generally expensed in the period in which they are incurred. Development costs that relate to an identifiable product or process that is demonstrated to be technically or commercially feasible which the group has sufficient resources to bring to market and which is expected to result in future economic benefits, are recognised as assets.

The expenditure capitalised includes the cost of material, direct labour and an appropriate portion of overheads. Capitalised development expenditure is shown at cost less accumulated amortisation and accumulated impairment losses. Development costs are reviewed annually and are expensed if they do not qualify for capitalisation. The amount of development cost recognised as an asset is amortised on a systematic basis over the expected economic life of the related development.

If a project is abandoned, during the development stage, the total accumulated expenditure is then written off.

1.17 Financial instruments

Financial assets and financial liabilities are recognised on the corporation's balance sheet when the corporation becomes a party to the contractual terms of the instrument.

1.17.1 *Trade receivables*

Trade receivables are stated at actual value and reduced by appropriate allowances for estimated irrecoverable amounts. Foreign debtors are revalued at year-end spot market rates.

1.17.2 *Investments*

Investments are recognised on a trade-date basis and are initially measured at cost, and at subsequent reporting dates are measured at fair value. For available-for-sale investments, gains arising from changes in fair value are recognised directly in equity and losses, below original cost, are recognised in the income statement.

1.17.3 *Bank borrowings*

Interest-bearing bank loans and overdrafts are recorded at the proceeds received. Finance charges are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

1.17.4 *Trade payables*

Trade payables are stated at actual value. Foreign creditors are revalued at year-end spot market rates.

1.17.5 *Equity instruments*

Equity instruments issued by the corporation are recorded at the proceeds received, net of direct issue costs.

1.17.6 *Derivative financial instruments*

The corporation uses forward exchange contracts to hedge its risks against foreign currency fluctuations relating to foreign accounts receivable and accounts payable.

Derivative financial instruments have been converted to market-to-market rates at year-end with the corresponding entry processed to the income statement.

1.18 Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

1.19 Environmental expenditure

Expenditure on plant and equipment for emission control is capitalised and depreciated over the useful lives of the assets while the cost of ongoing current programmes to prevent and control emissions and to rehabilitate the environment is charged against income as incurred.

Future obligations for environmental expenditure are recognised over the periods in which the obligations arise. Measurement of liabilities is based on the current legal requirements and existing technology. The carrying amount of liabilities is regularly reviewed and adjusted for appropriate new facts or changes in law or technology.

1.20 Equity compensation benefits

Senior management, including executive directors, have been granted share options. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals market price on the date preceding the date of the grant and no compensation cost or obligation is recognised. When the options are exercised equity is increased by the amount of the proceeds received.

1.21 Dividends paid

Dividends paid are recognised in the income statement, as and when declared by the board of directors.

1.22 Discontinuing operations

Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, or are the subject of formal plans for disposal or discontinuance.

1.23 Segment reporting

The group is a minerals and metals business. On a primary basis, the corporation is organised into three major operating divisions – (2001: Four major operating divisions):

- Steel and vanadium division, comprising mainly the manufacture of plate, coils, structurals and vanadium products;
- Ferro-alloys division, comprising mainly the manufacture of manganese products, ferrosilicon and other carbonaceous products; and
- Packaging division, comprising the manufacture of drums, pails, cans and crowns.

The basis of segment reporting is representative of the internal structure used for management reporting.

1.24 Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash-on-hand and deposits held on call, all of which are available for use by the group unless otherwise stated.

	GROUP		CORPORATION	
	2002 R'000	2001 R'000	2002 R'000	2001 R'000
2. Revenue				
Sale of goods	4 011 745	4 427 501	3 743 931	4 308 189
3. Operating profit				
Costs by nature	3 650 911	4 353 409	3 386 032	4 194 104
Raw material and consumables	1 547 290	1 923 654	1 391 338	1 870 960
Employment costs	647 907	748 563	647 907	748 563
Railage and transport	147 525	138 605	147 525	138 605
General charges	319 409	498 547	210 646	392 578
Repairs and maintenance	472 196	415 707	472 196	415 706
Energy costs	470 081	457 978	470 081	457 978
Depreciation on property, plant and equipment	126 884	196 944	126 720	196 303
Movement in finished goods inventories	(80 381)	(26 589)	(80 381)	(26 589)
Operating profit	360 834	74 092	357 899	114 085
Operating profit is arrived at after taking into account the following items:				
Research and development costs	3 058	6 673	3 058	6 673
Consultancy fees	5 790	3 551	5 790	3 617
Auditors' remuneration				
Audit fees	2 045	2 350	1 892	2 308
Other services	150	210	150	210
Net realised (gains)/losses on foreign currency differences	8 074	–	8 074	–
Directors' emoluments (refer to page 29)	9 226	12 685	9 226	12 685
4. Interest and investment income received				
Interest on cash investments	14 514	18 167	13 602	15 963
Premium on forward exchange contracts	14 742	24 179	14 742	24 179
Dividends from subsidiary companies	–	–	11 072	–
Investment income – share premium distribution from Acerinox	5 866	–	5 866	–
	35 122	42 346	45 282	40 142
5. Interest paid				
Total interest paid	54 170	121 504	54 170	121 016
Less : portion capitalised	–	4 016	–	4 016
	54 170	117 488	54 170	117 000

Interest on expenditure incurred from the general borrowing pool on qualifying assets was capitalised in 2001 at rates varying from 9.08 per cent to 10.65 per cent per annum.

6. Profit/(loss) on disposal of discontinuing operations

6.1 During 2001 the board of directors approved the disposal of the packaging segment of the Rheem division.

6.1.1 *Rheem Crown division*

Following the approval of the transaction by the Competition Tribunal, Rheem Crown was sold to Coleus Packaging (Proprietary) Limited in 2003. In 2001 a provision of R22.5 million before taxation and R15.8 million after taxation was raised. The sale was concluded at net asset value resulting in R10.8 million before taxation and R7.6 million after taxation reversal from the provision on the loss on prospective sale raised in 2001.

	R'000
6.1.2 *Rheem can, pail and drum division*	
During 2002 the sale of the can, pail and drum division was concluded. This resulted in an additional net loss on disposal of R10.0 million before taxation and R7.0 million after taxation. The loss before taxation is arrived at as follows:	
Provision for loss on prospective sale raised in the prior year reversed	(11 081)
Actual loss on disposal	21 090
Additional net loss on disposal incurred in the current year	10 009
6.2 *Columbus Joint Venture*	
During 2002 the sale of Columbus Joint Venture assets was concluded resulting in a net profit of R30.1 million before taxation. The transaction resulted in a capital gains taxation liability of R25.2 million and a loss of R4.1 million after taxation. The profit before taxation is arrived at as follows:	
Provision for loss on prospective sale raised in the prior year reversed	(689 025)
Actual loss on disposal	658 917
Net profit on disposal incurred in the current year	(30 108)

6.3 *Discontinuance of property operations*

During the year it was decided to transfer all properties to the holding corporation in terms of section 39(2) of the Taxation Laws Amendment Act, 1994 (Act 20 of 1994). The loss on this transaction in the corporation was R26.7 million before taxation and R19.4 million after taxation. The loss on this transaction for the group was R10.6 million before taxation and R7.0 million after taxation. It is anticipated that all subsidiary companies whose main business activities are holding of property will be deregistered in 2003.

6.4 *Summary of transactions*

	GROUP			CORPORATION		
	2002 R'000 Before taxation	2002 R'000 Taxation	2002 R'000 After taxation	2002 R'000 Before taxation	2002 R'000 Taxation	2002 R'000 After taxation
Reversal of surplus provision on prospective sale of Rheem Crown	10 784	(3 235)	7 549	10 784	(3 235)	7 549
Additional loss on disposal of can, pail and drum division	(10 009)	3 003	(7 006)	(10 009)	3 003	(7 006)
Net loss on disposal of Columbus Joint Venture	30 108	(34 185)	(4 077)	30 108	(34 185)	(4 077)
Discontinuance of property operations	(10 535)	3 494	(7 041)	(26 688)	7 337	(19 351)
	20 348	(30 923)	(10 575)	4 195	(27 080)	(22 885)

	GROUP		CORPORATION	
	2002 R'000	2001 R'000	2002 R'000	2001 R'000
7. Taxation				
South African normal taxation				
Current	255 768	144	255 768	144
Deferred taxation reversal	(159 320)	(240 581)	(159 024)	(225 597)
Capital gains tax	25 156	–	25 153	–
Non-South African taxation				
Prior year over provision	–	(1 393)	–	–
Current	437	480	–	–
Taxation charge/(credit)	122 041	(241 350)	121 897	(225 453)
STC credit			56 520	100 464

	%	%	%	%
8. Taxation rate reconciliation				
Tax charge (2001– credit) for the year expressed as a percentage of profit before taxation				
Normal – for continuing operation	**21.1**	–	**22.9**	–
– recoupment on sale of Columbus	**56.6**	–	**56.6**	–
Deferred	**(44.0)**	33.4	**(45.0)**	32.9
Net charge in the income statements	**33.7**	33.4	**34.5**	32.9
Non-taxable income	**1.4**	–	**1.4**	–
Prior period adjustments	**–**	(0.2)	**–**	(0.2)
Capital portion of rental on sale and leaseback	**1.1**	(3.2)	**1.1**	(3.2)
Capital gains tax	**(7.1)**	–	**(7.1)**	–
Other	**0.9**	–	**0.1**	0.5
Standard rate	**30.0**	30.0	**30.0**	30.0
Assessed loss			**NIL**	64 594

	2002			
	Basic	**Basic – diluted**	**Headline**	**Headline – diluted**
9. Earnings per share				
Earnings – R'000	**240 093**	**240 093**	**252 288**	**252 288**
Weighted average number of ordinary shares in issue	**97 653 171**	**98 860 498**	**97 653 171**	**98 860 498**
Earnings per share (cents)	**245.9**	**242.9**	**258.4**	**255.2**

	2001			
	Basic	Basic – diluted	Headline	Headline – diluted
(Loss)/earnings – R'000	(482 310)	(482 310)	25 254	25 254
Weighted average number of ordinary shares in issue	97 574 036	98 667 298	97 574 036	98 667 298
(Loss)/earnings per share (cents)	(494.3)	(488.8)	25.9	25.6

The calculation of basic and headline earnings per share is based on the earnings as indicated and a weighted average of 97 653 171 (2001: 97 574 036) ordinary shares in issue during the year. The calculation of diluted earnings per share is based on the earnings as indicated and 98 860 498 (2001: 98 667 298) ordinary shares in issue for the full year, including exercisable share options.

			GROUP		**CORPORATION**	
	2002	2001	**2002**	2001	**2002**	2001
	cents per share		**R'000**	R'000	**R'000**	R'000
10. Distributions to shareholders						
Dividends						
Final no. 54 (2000: no. 53)	**15**	30	**14 639**	29 267	**14 639**	29 267
Interim no. 55 (2001 : nil)	**45**	–	**43 944**	–	**43 944**	–
Total dividends	**60**	30	**58 583**	29 267	**58 583**	29 267

The directors propose that a final dividend of 90 cents per share in respect of 2002 (2001: 15 cents) be paid to shareholders on or about 7 April 2003.

11. Property, plant and equipment	Land and mineral rights R'000	Improvements to property R'000	Plant and equipment R'000	Work under construction R'000	Total R'000
GROUP					
Cost					
At 31 December 2001	20 609	116 747	2 762 892	166 123	3 066 371
Additions	72	70	180 819	1 801	182 762
Impairment provision reversal	–	–	11 086	–	11 086
	20 681	116 817	2 954 797	167 924	3 260 219
Disposals and scrappings	(3 545)	(30 359)	(974 934)	(41 397)	(1 050 235)
At 31 December 2002	**17 136**	**86 458**	**1 979 863**	**126 527**	**2 209 984**
Depreciation					
At 31 December 2001	1 447	68 092	1 304 259	–	1 373 798
Charged to profit and reclassifications	125	(5 938)	132 697	–	126 884
	1 572	62 154	1 436 956	–	1 500 682
Disposals and scrappings	–	(4 430)	(373 963)	–	(378 393)
At 31 December 2002	**1 572**	**57 724**	**1 062 993**	**–**	**1 122 289**
Net carrying value					
At 31 December 2001	19 162	48 655	1 458 633	166 123	1 692 573
At 31 December 2002	**15 564**	**28 734**	**916 870**	**126 527**	**1 087 695**
CORPORATION					
Cost					
At 31 December 2001	11 227	106 656	2 728 165	166 122	3 012 170
Additions	70	70	180 819	1 801	182 760
Intercompany transfers	5 272	6 337	–	–	11 609
Impairment provision reversal	–	–	11 086	–	11 086
	16 569	113 063	2 920 070	167 923	3 217 625
Disposals and scrappings	(195)	(26 242)	(971 774)	(41 397)	(1 039 608)
At 31 December 2002	**16 374**	**86 821**	**1 948 296**	**126 526**	**2 178 017**
Depreciation					
At 31 December 2001	1 446	63 907	1 279 261	–	1 344 614
Charged to profit and reclassifications	125	(6 000)	132 595	–	126 720
Intercompany transfers	–	875	–	–	875
	1 571	58 782	1 411 856	–	1 472 209
Disposals and scrappings	–	(3 195)	(370 803)	–	(373 998)
At 31 December 2002	**1 571**	**55 587**	**1 041 053**	**–**	**1 098 211**
Net carrying value					
At 31 December 2001	9 781	42 749	1 448 904	166 122	1 667 556
At 31 December 2002	**14 803**	**31 234**	**907 243**	**126 526**	**1 079 806**

Details of freehold and fixed property are available for inspection at the registered office of the corporation on request. Plant and equipment having a book value of R210 725 975 (2001: R224 032 932) have been hypothecated to secure long-term liabilities of R232 794 000 (2001: R247 158 000) (note 23).

	CORPORATION	
	2002 R'000	2001 R'000
12. Interest in subsidiaries		
Unlisted shares at cost	1 756	33 792
Less : provision for losses	–	10 482
Net interest in shares	1 756	23 310
Loans from subsidiaries	(1 285)	(13 422)
Unsecured loans to subsidiaries	–	8 556
Net amounts owing by subsidiaries	(1 285)	(4 866)
Net interest in subsidiaries	471	18 444

Details of holdings in individual investments are set out in the directors' report.

13. Investments in joint ventures

The corporation holds a 50 per cent share (2001: 50 per cent) in Ferroveld (paste manufacturer) and it held a 33,3 per cent share in 2001 in Columbus Joint Venture (stainless steel manufacturer) which are accounted for on the basis stated in the accounting policy in note 1.2.3.

In December 2001 the shareholders approved the agreement reached between Highveld, Samancor, the IDC (the Partners) and Acerinox, S.A. for the disposal by the Partners of a 64 per cent interest in Columbus Stainless to Acerinox with effect from 1 January 2002. As part of the transaction Highveld acquired approximately 2.9 per cent investment in Acerinox for R533.3 million.

In 2002 a 50 per cent share was acquired in South Africa Japan Vanadium (Proprietary) Limited, a company that will convert vanadium pentoxide into ferro-vanadium.

The summarised financial statements for the corporation's share in the joint ventures for the years under review are:

	2002 R'000	2001 R'000
Income statements		
Revenue	43 402	1 281 308
Operating profit	8 464	17 832
Profit/(loss) before taxation	10 272	(44 202)
Balance sheets		
Employment of capital		
Property, plant and equipment	18 984	1 267 733
Investments	–	9 866
Current assets	8 286	933 025
	27 270	2 210 624
Capital employed		
Corporation's investment	10 156	1 558 486
Non-distributable reserve	–	32 135
Retained profit/(loss)	12 723	(419 012)
Corporation's interest	22 879	1 171 609
Long-term loans	–	297 505
Current liabilities	4 391	741 510
	27 270	2 210 624
Cash flow statements		
Cash generated/(utilised) by operating activities	16 620	(48 385)
Cash utilised by investing activities	(14 595)	(9 527)
Total cash inflow/(outflow)	2 025	(57 912)

	GROUP		CORPORATION	
	2002 R'000	2001 R'000	2002 R'000	2001 R'000
14. Investment in associates				
At cost less amounts written off	–	10 906	–	10 906
Share of retained profit of associate companies	–	1 771	–	1 771
Net amounts owing	–	(2 810)	–	(2 810)
	–	9 867	–	9 867
Details of holdings in individual investments are set out in the directors' report.				
15. Available-for-sale investments				
– International Packaging Network (Proprietary) Limited	–	39	–	39
– Vanteck Technology Corporation				
Market value at beginning of year	14 260	–	–	–
Additions	–	14 260	–	–
Write down of investment	(13 239)	–	–	–
Market value at end of year	1 021	14 260	–	–
– Acerinox, S.A.				
Value of shares acquired	533 333	–	533 333	–
Fair value surplus transferred to equity (note 21)	76 155	–	76 155	–
Market value at end of year	609 488	–	609 488	–
– Columbus Stainless (Proprietary) Limited				
Value of shares received from disposal of Columbus Joint Venture	300 000	–	300 000	–
Directors' valuation at end of year – estimated fair value	300 000	–	300 000	–
Total	910 509	14 299	909 488	39

Available-for-sale investments are fair valued annually at the close of business at year-end. The fair value for the investment in Acerinox, S.A. is determined by reference to the Madrid Stock Exchange and Vanteck Technology Corporation to the Toronto Stock Exchange quoted bid prices on 31 December and converted to rands at the closing spot euro/rand and Canadian dollar/rand exchange rates. Available-for-sale investments are carried at market value and are classified as non-current assets as they are not expected to be realised within 12 months of the balance sheet date. Acerinox shares are subject to a lock-up till 31 December 2004.

	GROUP 2002 R'000	GROUP 2001 R'000	CORPORATION 2002 R'000	CORPORATION 2001 R'000
16. Inventories				
Finished goods	312 032	327 354	312 032	327 354
Work in progress	38 538	154 569	38 538	154 569
Raw materials	105 834	145 080	89 776	118 376
Consumable stores	118 436	161 583	118 436	161 583
	574 840	788 586	558 782	761 882
Inventories carried at net realisable value	5 121	79 638	5 121	79 638
17. Trade and other receivables				
Trade receivables	551 284	876 166	481 350	810 746
Prepaid expenditure	682	7 914	682	7 914
Other receivables	4 878	84 276	4 878	84 276
Less: Revaluation of debtors to year-end spot rate	(21 012)	–	(21 012)	–
Provision for doubtful debts	(15 606)	(24 545)	(15 606)	(24 545)
	520 226	943 811	450 292	878 391

17. Trade and other receivables (continued)

Trade accounts receivable comprise amounts due for the sale of goods for which the credit period granted ranges between 30 days and 180 days. The provision for doubtful debts is an estimate of amounts considered irrecoverable.

The corporation is party to a variety of foreign currency forward contracts in the management of its foreign exchange rate exposures. The instruments purchased are primarily amounts denominated in the currencies of the corporation's principal markets. The fair value of these forward cover contracts have been included under current liabilities. As a matter of principle, the corporation does not enter into derivative contracts for speculative purposes.

The directors consider that the carrying amount of trade and other accounts receivable approximates their fair value.

	GROUP		CORPORATION	
	2002 R'000	2001 R'000	2002 R'000	2001 R'000
18. Net borrowings				
Long-term loans (note 23.1)	**240 347**	497 591	**240 347**	497 591
Short-term loans	**60 991**	532 605	**60 991**	532 605
Total borrowings	**301 338**	1 030 196	**301 338**	1 030 196
Less: Cash and cash equivalents	**204 402**	531 936	**185 890**	487 519
Net borrowings	**96 936**	498 260	**115 448**	542 677
Cash and cash equivalents consists of:				
Cash on hand	**33**	42	**33**	42
Unrealised forward exchange contracts	**–**	254 664	**–**	254 664
Cash at bank	**204 369**	171 809	**185 857**	127 392
Fixed and call deposits	**–**	105 421	**–**	105 421
	204 402	531 936	**185 890**	487 519

The credit risk on liquid funds is limited because the counter parties are group companies and banks with high credit-ratings assigned by international credit-rating agencies.

	2002 R'000	2001 R'000
19. Share capital and premium		
19.1 The share capital of the corporation at 31 December was as follows:		
Authorised		
Ordinary shares of R1 each	**139 990**	139 990
1 000 000 variable rate redeemable cumulative preference shares of 1 cent each	**10**	10
	140 000	140 000
Issued		
Ordinary shares of R1 each	**97 736**	97 591
Share premium		
Balance at beginning of year	**458 966**	458 622
Arising from issue of shares	**1 539**	344
	460 505	458 966
Balance at end of year	**558 241**	556 557

19. Share capital and premium (continued)

19.2 Of the total of 4 886 795 (2001: 4 879 565) ordinary shares under the specific authority of the directors in terms of the Share Option Scheme, 3 451 900 (2001: 3 459 200) shares (excluding lapsed options) have been offered to participants, leaving a balance of 1 434 895 (2001: 1 420 365) shares available for the scheme. Of the shares offered, 144 600 (2001: 34 000) were allotted in 2002.

19.3 The directors are authorised to allot, after providing for the issue in terms of 19.2 above, all or any of the remaining unissued shares upon such terms and conditions as they may determine. This authority will remain in place until the next annual general meeting.

	GROUP		CORPORATION	
	2002 R'000	2001 R'000	**2002 R'000**	2001 R'000
20. Non-distributable and translation reserves				
Insurance claim proceeds in excess of net book value of assets				
destroyed less deferred taxation related to recoupment allowances	**1 167**	1 168	**1 167**	1 168
Excess asset value over cost of investment in Middelburg				
Steel & Alloys (Proprietary) Limited	**–**	24 168	**–**	24 168
Foreign currency translation differences	**–**	7 966	**–**	7 966
	1 167	33 302	**1 167**	33 302
21. Fair value reserve				
Surplus (note 15)	**76 155**	–	**76 155**	–
22. Deferred taxation				
Movement in deferred taxation liabilities:				
Balance at beginning of year	**225 932**	465 500	**220 819**	445 403
Reversed to income	**(159 320)**	(240 581)	**(159 024)**	(225 597)
Realisation of section 37E allowances	**–**	1 013	**–**	1 013
	66 612	225 932	**61 795**	220 819
Deferred taxation provided on temporary				
differences are made up as follows:				
Capital allowances	**184 431**	542 105	**184 431**	542 105
Provisions	**(58 754)**	(243 796)	**(63 571)**	(248 909)
Post-retirement medical benefits	**(59 065)**	(46 312)	**(59 065)**	(46 312)
Assessable losses	**–**	(26 065)	**–**	(26 065)
	66 612	225 932	**61 795**	220 819
23. Long-term liabilities				
23.1 Secured capitalised finance leases (note 11)	**232 794**	247 158	**232 794**	247 158
Unsecured loans (note 24)	**18 321**	308 401	**18 321**	308 401
	251 115	555 559	**251 115**	555 559
Less: amounts payable within twelve months				
included in short-term loans	**10 768**	57 968	**10 768**	57 968
	240 347	497 591	**240 347**	497 591
23.2 Long-term provisions (note 25)	**228 455**	191 532	**228 455**	191 532
	468 802	689 123	**468 802**	689 123

	GROUP AND CORPORATION			
23.3 Financial leases	Minimum lease payments		Present value of minimum lease payments	
	2002 R'000	2001 R'000	2002 R'000	2001 R'000
Amounts payable under finance leases:				
Within one year	73 174	77 450	10 768	57 968
In the second to fifth years inclusive	280 226	262 886	205 434	181 831
Thereafter	22 743	27 763	16 592	7 359
	376 143	368 099	232 794	247 158
Less: Future finance charges	143 349	120 941	N/A	N/A
Present value of lease obligation	232 794	247 158	232 794	247 158
Less: Amount due for settlement within 12 months shown under short-term loans			10 768	57 968
Amount due for settlement after 12 months			222 026	189 190

The terms of the leases and the loans are between 6 and 14 years and bear interest at rates ranging from 9.9 per cent to 13.9 per cent per annum. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The obligations under finance leases are secured by the lessor's charge over the leased assets.

Unsecured loans bear interest at 3.3 per cent per annum.

The directors may, in terms of the Articles of Association, borrow from time to time such sums and for such purposes of the corporation as they may deem fit.

24. Related party transactions	GROUP AND CORPORATION	
	Interest received and sales to/ (interest paid and purchases from) related parties for the year ended 31 December 2002 R'000	Amounts (owed to)/ owed by related parties as at 31 December 2002 R'000
Related party transactions with fellow subsidiaries of the group are concluded on an arm's length basis. Related parties are all classified as fellow subsidiaries and associates. Details of material related party transactions entered into during the year are summarised below:		
Kumba Resources	(7 691)	(147)
Samancor Limited	(85 031)	(32 597)
Scaw Metals	(1 590)	(195)
Scaw Metals	32 000	2 918
Anglo Coal	(27 742)	(2 076)
Anglo American Corporation of South Africa Limited – interest paid	(275)	–
Anglo American Corporation of South Africa Limited – interest received	898	–
Anmercosa Finance Limited (registered in United Kingdom) – interest paid/ (long-term loan (note 23))	(654)	(18 321)
Details of transactions with directors appear in the directors' report.		

25. Provisions

Included under provisions are the following major categories which have arisen as a result of obligating events which have been reasonably quantified and are expected to be paid out:

	Leave pay R'000	Bonus R'000	Litigation R'000	Onerous R'000	Environmental rehabilitation R'000	Post-retirement medical benefits R'000	Total R'000
Group and Corporation							
Balance at 31 December 2000	32 895	41 597	17 971	–	–	131 736	224 199
Amounts charged against income	4 838	32 591	4 720	–	44 430	22 639	109 218
Payments charged against provision	(3 309)	(38 505)	–	–	–	–	(41 814)
Balance at 31 December 2001	34 424	35 683	22 691	–	44 430	154 375	291 603
Amounts charged against income	14 037	74 672	16 948	23 500	7 100	29 823	166 080
Payments charged against provision	(3 223)	(32 168)	(7 500)	–	–	–	(42 891)
Balance at 31 December 2002	**45 238**	**78 187**	**32 139**	**23 500**	**51 530**	**184 198**	**414 792**
Total long-term provisions – 2002					**44 257**	**184 198**	**228 455**
– 2001					37 157	154 375	191 532
Total short-term provisions – 2002	**45 238**	**78 187**	**32 139**	**23 500**	**7 273**	**–**	**186 337**
– 2001	34 424	35 683	22 691	–	7 273	–	100 071

Leave pay

In terms of the corporation's policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle. The obligation is reviewed annually.

Bonus

A provision is raised for bonus entitlement applicable to the current period paid in the subsequent year.

Litigation

Provisions raised for possible legal claims arising out of obligating events.

Onerous

The provision relates to an onerous contract for the recovery of manganese from the Transalloys slagdump.

Environmental rehabilitation

Provision is made on a progressive basis for environmental rehabilitation costs where a legal or constructive obligation is recognised as a result of past events.

Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

The directors consider that the carrying amounts of provisions approximate their fair value.

	GROUP		CORPORATION	
	2002	2001	**2002**	2001
	R'000	R'000	**R'000**	R'000
26. Notes to cash flow statements				
26.1 Cash generated from operations				
CONTINUING OPERATIONS				
Operating profit	**326 499**	27 400	**323 564**	67 393
Adjustment for:				
Depreciation of property, plant and equipment	**121 096**	189 098	**120 932**	188 457
Write-down of investment	**13 239**	–	–	–
Transfer to post-retirement medical benefits provision	**29 823**	22 639	**29 823**	22 639
(Profit)/loss before tax on disposal and scrapping of property, plant and equipment	**(10 244)**	755	**(10 959)**	755
Other long-term provisions	**7 100**	37 157	**7 100**	37 157
	487 513	277 049	**470 460**	316 401
DISCONTINUING OPERATIONS				
Operating profit	**34 335**	46 692	**34 335**	46 692
Adjustment for:				
Depreciation of property, plant and equipment	**5 788**	7 846	**5 788**	7 846
Decrease in investment in subsidiaries	**–**	–	**17 973**	–
Profit/(loss) on disposal of discontinuing operations	**20 348**	(45 513)	**4 195**	(45 513)
Proceeds received from sale of Rheem fixed assets	**(7 031)**	–	**(7 031)**	–
Movement in forward exchange contracts premium	**–**	82 561	**–**	82 561
	53 440	91 586	**55 260**	91 586
Total cash generated from operations	**540 953**	368 635	**525 720**	407 987
26.2 Utilised to increase working capital				
Increase in inventories	**(97 498)**	(107 045)	**(108 144)**	(99 825)
Currency adjustment to working capital	**–**	4 698	**–**	4 698
Decrease/(increase) in trade and other receivables	**18 373**	(165 805)	**22 887**	(158 290)
Movement in unamortised forward exchange premium	**–**	(82 561)	**–**	(82 561)
(Decrease)/increase in trade and other payables and provisions	**(33 040)**	191 232	**20 231**	124 725
	(112 165)	(159 481)	**(65 026)**	(211 253)
26.3 Taxation				
Amounts unpaid at beginning of year	**(679)**	(1 448)	**(144)**	–
Amounts credited/(debited) to income statements	**(281 361)**	769	**(280 921)**	(144)
Amounts unpaid at end of year	**281 808**	679	**280 921**	144
Realisation of section 37E allowances	**–**	1 010	**–**	1 010
	(232)	1 010	**(144)**	1 010
26.4 Net distributions to shareholders				
Dividends distributed to shareholders	**(58 583)**	(29 267)	**(58 583)**	(29 267)
Proceeds from shares issued	**1 684**	378	**1 684**	378
	(56 899)	(28 889)	**(56 899)**	(28 889)

	GROUP		CORPORATION	
	2002 R'000	2001 R'000	2002 R'000	2001 R'000
26.5 Proceeds on disposal of property, plant and equipment				
Book value of property, plant and equipment disposed	10 068	101 585	3 836	101 585
Profit/(loss) before tax on disposal of property, plant and equipment	10 244	(755)	10 959	(755)
	20 312	100 830	14 795	100 830
26.6 Net cash inflow from sale of joint venture and Rheem				
Property, plant and equipment	661 774		661 774	
Investments	9 906		9 906	
Inventories	311 244		311 244	
Trade and other receivables	405 212		405 212	
Reserves	(32 135)		(32 135)	
Trade and other payables and provisions	(307 448)		(307 448)	
Proceeds received from sale of Rheem fixed assets	7 031		7 031	
	1 055 584		1 055 584	
	(833 333)		(833 333)	
Equity received in Columbus Stainless (Proprietary) Limited	(300 000)		(300 000)	
Equity received in Acerinox, S.A.	(533 333)		(533 333)	
Net cash received	222 251		222 251	
27. Commitments				
Capital expenditure approved by the directors				
Contracted but not provided	10 128	5 211	10 128	5 211
Authorised but not contracted	71 807	30 357	71 807	30 357
	81 935	35 568	81 935	35 568

Included in the above is unprovided contracted expenditure of R10 127 500 (2001: R3 268 000) and uncontracted expenditure of R16 054 000 (2001: R861 000) relating to approved capital expenditure of joint ventures.

It is expected that all capital expenditure will be expended in the coming year and be financed out of internally generated cash flow or available funding facilities.

28. Contingent liabilities

There are no material contingent liabilities as at 31 December 2002.

29. Employee benefit obligations

Retirement benefits

The corporation provides retirement benefits for its employees. The schemes available are defined benefit funds, defined contribution funds and medical aid schemes.
Members pay a contribution of between 6 per cent and 7.5 per cent, with the employer's contribution of between 14 per cent and 14.9 per cent being expenses as incurred.

All retirement and pension funds are governed by the South African Pension Funds Act of 1956.

Defined benefit pension fund

17 employees (2001: 22) belong to the Highveld Staff Pension Fund. Under this scheme the employees are entitled to retirement benefits of between 2 per cent and 2.1 per cent of final salary for each year of service on attainment of normal retirement age. The actuarial values in terms of IAS 19 in respect of this fund are not considered significant and therefore not disclosed.

Multi-employer defined contribution and benefit funds

3 297 employees (2001: 3 793), excluding joint ventures, are members of various multi-employer defined contribution funds as well as defined benefit funds which are controlled by different administrators. There is no commitment by the group, formal or otherwise, to meet unfunded benefits for these funds. The group contributed R12 931 078 (2001: R13 388 337) to these funds.

Post-retirement medical benefits

The corporation has obligations to provide certain post-retirement medical aid benefits to its pensioners. The benefits differ depending on the employee's employment date and entitlement to these benefits is dependent upon the employee remaining in service until retirement age and is subject to periodic review. The corporation recognises the estimated aggregate liabilities on an actuarial basis over the working lives of eligible employees.
The accumulated post-retirement medical aid obligation and the annual cost of those benefits were determined by independent actuaries.

The corporation recognises a liability relating to future medical aid for certain early retirees. The obligation represents a present value amount, which is actuarially valued on a yearly basis. Any surplus or deficit arising from the valuation is recognised in the income statement. The provision is expected to be utilised within the next year.

	GROUP AND CORPORATION	
	Post-retirement medical benefits	
	2002 R'000	2001 R'000
Present value of unfunded obligations and liability in balance sheet at end of year (note 25)	184 198	154 375
The amounts recognised in the income statement are as follows:		
Service cost	4 250	3 187
Interest cost	14 450	17 494
Actuarial loss	15 207	21 370
Additional voluntary contribution provided by employer with the view to change to a defined contribution liability	45 330	–
Total included in employment costs	79 237	42 051
Movements in the liability recognised in the balance sheet are as follows:		
Present value of unfunded obligations and liability in balance sheet at beginning of year	154 375	131 736
Reduction in liability as a result of disposal of Rheem and Columbus	(26 722)	–
Benefits paid	(22 692)	(19 412)
Service cost	4 250	3 187
Interest cost	14 450	17 494
Actuarial loss	15 207	21 370
Additional voluntary contribution provided by employer with the view to change to a defined contribution liability	45 330	–
Present value of unfunded obligations and liability in balance sheet at end of year	184 198	154 375
Principal actuarial assumptions at the balance sheet date (expressed as weighted averages)		
Discount rate at 31 December	12.00%	11.00%
Health care cost inflation	10.00%	10.00%

30. Environmental expenditure

An environmental trust has been established for Mapochs mine, De Hoop mine and Spitskop quarry and is registered with the Master of the Supreme Court. The capital contributions for the year to the Trust amounted to R239 990 (2001: R233 852).

31. Business segments

The corporation is organised into three operating divisions (2001: four operating divisions), giving the basis on which primary segment information is reported. The segments are:

Steel and vanadium segment produces cast billets, hot-rolled profile and flat products, vanadium slag, vanadium pentoxide, ferrovanadium and vanadium chemicals.

Ferro-alloys segment produces manganese alloys, ferrosilicon, electrode paste and char.

Stainless steel segment produces stainless steel in slab and coiled form.

Packaging segment produces metal drums, pails, cans and closures.

Transfers between segments are accounted for at prices determined with reference to market prices charged to unaffiliated customers and are eliminated on consolidation. The intersegmental transactions are not significant and are therefore not disclosed separately.

Financial information pertaining to business segments is as follows:

	Steel and vanadium **		Ferro-alloys		Stainless steel		Packaging		Group	
	2002 R'000	2001 R'000	**2002 R'000**	2001 R'000	**2002 R'000**	2001 R'000	**2002 R'000**	2001 R'000	**2002 R'000**	2001 R'000
Revenue *	**2 811 989**	2 212 592	**914 074**	710 619	**–**	1 241 205	**285 682**	263 085	**4 011 745**	4 427 501
Operating profit/(loss)	**192 649**	(53 722)	**133 850**	81 122	**–**	12 862	**34 335**	33 830	**360 834**	74 092
Property, plant and equipment	**972 083**	903 708	**93 252**	103 761	**–**	628 292	**22 360**	56 812	**1 087 695**	1 692 573
Current assets excluding cash	**781 014**	748 524	**281 242**	242 308	**–**	651 629	**32 810**	89 936	**1 095 066**	1 732 397
Capital expenditure	**170 669**	116 300	**12 093**	3 701	**–**	19 524	**–**	788	**182 762**	140 313
Net cash inflow/(outflow)	**339 226**	(121 329)	**62 098**	103 455	**–**	(26 816)	**–**	97 794	**401 324**	53 104
Non-cashflow items:										
Depreciation	**106 994**	104 690	**14 102**	14 574	**–**	69 834	**5 788**	7 846	**126 884**	196 944

* *Revenue pertaining to the steel and vanadium segment comprises R2.2bn (2001: R1.7bn) in respect of steel and R0.6bn (2001: R0.5bn) in respect of vanadium.*

** Hochvanadium Holding AG and property companies are included in the steel and vanadium segment which do not qualify as separate segments due to it not being significant.

Creditors and other liabilities cannot be accurately split for segmental purposes.

Financial information pertaining to geographical segments is as follows:

	Africa		North America		Europe		Australasia		Group	
	2002 R'000	2001 R'000	**2002 R'000**	2001 R'000	**2002 R'000**	2001 R'000	**2002 R'000**	2001 R'000	**2002 R'000**	2001 R'000
Revenue by location of customer	**2 265 355**	2 047 374	**412 795**	712 550	**708 179**	986 122	**625 416**	681 455	**4 011 745**	4 427 501
Revenue by source of assets	**3 743 931**	4 308 189	**–**	–	**267 814**	119 312	**–**	–	**4 011 745**	4 427 501
Operating profit/(loss) by source of assets	**354 777**	113 823	**–**	–	**6 057**	(39 731)	**–**	–	**360 834**	74 092

Total segment revenue, which excludes value-added tax and sales between group companies, represent the gross value of goods invoiced. Export revenues are recorded at the FOB or CIF price of goods sold.

Segment net operating profit equals segment revenue less segment expenses. Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest and income tax expenses.

Segment assets and liabilities include directly and reasonably allocable operating assets and liabilities. Given the concentration of assets and liabilities in South Africa, it is not meaningful to allocate such elements on a geographical basis.

	2002
32. Equity compensation benefits	
The corporation operates a share option scheme for the benefit of senior management, including executive directors.	
Details of share scheme are as follows:	
Number of shares available for utilisation at 1 January 2002	**4 879 565**
Add: increase in share allocation due to an increase in issued shares	7 230
Number of shares available for utilisation at 31 December 2002	4 886 795
The market value of shares available for utilisation at the end of the year amounted to R84 785 893.	
Movement in options granted are as follows:	
Number of outstanding options at 1 January 2002	**1 667 500**
Number of options lapsed during the year	(7 300)
Number of options exercised during the year	(144 600)
Number of outstanding options at 31 December 2002	**1 515 600**

Terms of the options at year-end are as follows:

Option price R	Number of options granted	Number of options currently exercisable	Number of options exercisable within one year	Option expiry date
10.50	251 200	132 000	119 200	2 February 2008
12.50	586 000	314 200	271 800	6 July 2008
16.75	24 900	24 900	–	3 January 2004
18.60	36 000	36 000	–	27 August 2007
28.75	505 000	505 000	–	14 August 2005
37.25	112 500	112 500	–	20 December 2004
	1 515 600	1 124 600	391 000	

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
BALANCE SHEETS (Consolidated) (R'000)										
Assets										
Property, plant and equipment	1 087 695	1 692 573	2 527 886	2 579 497	2 584 902	2 464 562	2 469 384	2 267 634	1 889 966	1 464 421
Investments	910 509	24 166	10 839	10 887	11 793	16 526	19 135	20 856	26 896	21 841
Current assets	1 299 468	2 264 333	1 949 221	1 744 272	2 179 403	1 477 530	1 321 167	1 201 425	1 185 609	990 572
Total assets	3 297 672	3 981 072	4 487 946	4 334 656	4 776 098	3 958 618	3 809 686	3 489 915	3 102 471	2 476 834
Equity and liabilities										
Shareholders' equity	1 649 207	1 421 993	1 928 494	1 874 152	1 827 154	1 695 768	1 580 945	1 510 642	1 321 989	1 205 175
Non-current liabilities	535 414	915 055	1 182 844	1 350 173	1 671 996	1 320 251	1 411 374	1 108 127	974 496	608 771
Current liabilities	1 113 051	1 644 024	1 376 608	1 110 331	1 276 948	942 599	817 367	871 146	805 986	662 888
Total equity and liabilities	3 297 672	3 981 072	4 487 946	4 334 656	4 776 098	3 958 618	3 809 686	3 489 915	3 102 471	2 476 834
INCOME STATEMENTS (Consolidated) (R'000)										
Revenue	4 011 745	4 427 501	4 521 895	3 477 124	3 782 707	3 423 589	2 705 306	2 535 039	2 138 125	1 685 159
Profit/(loss) before taxation	362 134	(723 660)	56 083	(111 647)	293 523	100 901	67 409	261 430	151 060	86 052
Taxation (charge)/credit	(122 041)	241 350	32 415	168 270	(76 686)	9 753	2 045	(60 585)	(33 016)	(18 279)
Profit attributable to Highveld shareholders	240 093	(482 310)	88 498	56 623	216 837	110 654	69 454	200 845	118 044	67 773
Headline earnings	252 288	25 254	115 596	64 297	219 224	111 496	64 882	198 669	n/a	n/a
Net cash inflow/(outflow)	401 324	53 104	(39 402)	(423 598)	443 424	175 727	(38 626)	(313 797)	(317 725)	(339 470)
Attributable earnings per share (cents)	245.9	(494.3)	90.8	58.2	222.8	115.0	73.6	218.6	131.2	76.6
Headline earnings per share (cents)	258.4	25.9	118.6	66.1	225.3	115.9	68.8	216.2	n/a	n/a
Dividends per share – attributable to calendar profits (cents)	135.0	15.0	50.0	30.0	90.0	50.0	35.0	90.0	60.0	50.0
Dividend cover (times)	1.9	1.7**	1.8	1.9	2.5	2.3	2.1	2.4	2.2	1.5
Net worth (cents/share)	1 687.4	1 457.1	1 976.8	1 925.3	1 877.7	1 742.8	1 656.3	1 627.0	1 454.6	1 362.4
Ordinary shares in issue (000)	97 736	97 591	97 558	97 345	97 309	97 302	95 449	92 847	90 883	88 461
Current ratio	1.17	1.56	1.42	1.57	1.71	1.47	1.62	1.38	1.47	1.49
Quick ratio	0.65	0.9	0.92	1.01	1.28	0.94	0.92	0.60	1.07	1.05
Short-term loans to shareholders' equity (%)	3.7	37.5	23.6	18.5	13.2	11.5	11.2	11.0	19.5	15.3
Net borrowings to shareholders' equity (%)	5.9	35	28.6	27.3	4.8	31.4	44.8	44.3	36.9	2.8
Total liabilities to shareholders' equity (%)	100.0	164.1	108.6	105.0	126.6	110.8	115.3	107.0	115.2	85.0
Number of employees at year-end*	4 192	4 729	4 829	5 157	5 808	6 458	6 533	6 956	6 815	6 575
Gross revenue per man-year (R'000)*	946.6	667.5	636.3	497.7	521.3	390.4	313.8	311.5	276.4	223.2
Total steel revenue (R'000)	2 195 205	1 660 292	1 593 104	1 124 436	1 419 952	1 460 303	1 204 307	1 147 503	1 103 765	944 378
Gross value of exports (R'000)	1 855 603	2 503 790	2 775 379	1 958 487	2 184 942	1 735 479	1 287 480	1 225 657	995 663	795 997
Percentage of revenue	46.3	56.6	61.4	56.3	57.8	50.7	47.6	48.4	46.6	47.2
PRODUCTION (TONS):										
Total ore mined	2 235 229	2 357 560	2 624 485	2 044 500	2 329 860	2 382 200	2 037 725	2 180 850	1 989 499	1 797 769
Hot metal	831 125	849 554	866 642	715 103	911 299	915 075	829 214	888 605	898 114	873 406
Vanadium slag	74 395	73 666	70 372	57 652	69 649	70 673	60 846	70 401	71 127	67 851
Manganese alloys	170 099	154 159	157 143	140 310	119 323	150 099	117 388	162 802	145 400	117 971
Ferro-silicon	59 049	54 159	55 629	54 560	60 568	53 859	53 266	58 722	55 122	53 819
Stainless steel	–	396 559	433 907	376 760	334 704	306 112	234 626	178 180	134 869	–
Carbonaceous products	91 607*	89 395*	91 750*	85 631*	103 562*	100 277*	97 443*	119 112*	104 657	94 954
Continuously cast blocks :	951 921	935 760	947 588	797 489	984 680	1 027 431	932 935	1 005 461	1 018 387	960 637
– blooms	370 266	376 931	400 124	384 533	397 644	424 522	388 008	424 014	400 298	331 517
– slabs	438 615	399 845	431 213	378 566	432 233	439 617	401 239	416 707	430 988	466 671
– billets	143 040	158 984	116 251	34 390	154 803	163 292	143 688	164 740	187 101	162 449
Rolled products (tons) :	701 087	653 723	711 743	657 761	721 888	756 135	680 313	747 822	716 525	715 014
– billets	–	2 426	–	–	–	–	–	–	–	–
– sections	313 083	312 815	339 970	322 901	339 786	370 299	331 302	365 964	325 537	329 880
– plate	186 996	208 520	158 458	152 577	192 956	212 159	187 480	185 572	196 189	187 936
– coils	201 008	129 962	213 315	182 283	189 146	173 677	161 531	196 286	194 799	197 198

* Joint ventures excluded ** Based on headline earnings.

HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED
Registration Number : 1960/001900/06
(Incorporated in the Republic of South Africa)
Share Code: HVL
ISIN: ZAE 000003422
www.highveldsteel.co.za
("the corporation")

A member of the Anglo American plc group

FORM OF PROXY

FOR USE BY SHAREHOLDERS WHO HOLD HIGHVELD SHARES IN CERTIFICATED OR DEMATERIALISED OWN NAME FORM.

I/We .... (Name in block letters)

of .... (Address in block letters)

being (a) member(s) of Highveld Steel and Vanadium Corporation Limited ....

do hereby appoint .... of

or failing him/her .... of

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and vote on my/our behalf at the annual general meeting of members to be held on Friday, 9 May 2003 at 11:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:

	For	Against	Abstain
1. Adoption of Annual Financial Statements			
2. Appointment of auditors			
3. Election of directors			
4. Placing of unissued shares under the control of the director			

Date: .... Signature: ....

PLEASE READ THE NOTES AND INSTRUCTIONS OVERLEAF.

NOTES AND INSTRUCTIONS

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the corporation.
2. Every person present and entitled to vote at the annual general meeting as a member or as a proxy or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every ordinary share shall have one vote.
3. Please indicate with an "X" in the appropriate spaces overleaf how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

INSTRUCTIONS ON SIGNING AND LODGING THE FORM OF PROXY

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by the signatory/ies.
2. The chairman of the meeting shall be entitled to decline/to accept the authority of a person signing the proxy form

   (a) under a power of attorney; or

   (b) on behalf of a company

   unless that person's power of attorney or authority, is deposited at the offices of the corporation's share transfer secretaries not less than 48 (forty-eight) hours before the meeting together with the form of proxy.
3. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose.
4. When there are joint holders of shares any one holder may sign the form of proxy.
5. The completion and lodging of this form of proxy will not preclude the member who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.
6. Completed forms of proxy should be returned to the corporation's share transfer secretaries, Computershare Services Limited, 70 Marshall Street, Johannesburg 2001 (P O Box 61051, Marshalltown 2107), South Africa, so as to reach them not later than 48 (forty-eight) hours before the time set for the holding of the meeting.

HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED
Registration Number : 1960/001900/06
(Incorporated in the Republic of South Africa)
Share Code: HVL
ISIN: ZAE 000003422
www.highveldsteel.co.za
("the corporation")

A member of the Anglo American plc group

VOTING INSTRUCTION FORM

ONLY FOR USE BY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR HIGHVELD SHARES

For use in respect of the Annual General Meeting to be held at 11:00 on Friday, 9 May 2003, in the AGM room at 44 Main Street, Johannesburg, 2001.

Shareholders who have already dematerialised their shares may use this form to advise their CSDP or broker of their voting instructions on the proposed resolution in the spaces provided below. However, should such shareholders wish to attend the Annual General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

I/We ....

being (a) shareholder(s) of the corporation who has/have dematerialised my/our shares in Highveld *do hereby indicate in the* spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting of Highveld to be held at 11:00 on Friday, 9 May 2003.

VOTING INSTRUCTION:

	For	Against	Abstain
Ordinary resolution number 1			
Ordinary resolution number 2			
Ordinary resolution number 3			
Ordinary resolution number 4			

Notes:

1. Please indicate in the appropriate spaces above the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not be exercised nor need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be initialled by the signatory.
4. When there are joint holders of shares, any one holder may sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the CSDP or broker through which the Highveld shares have been dematerialised to reach their offices by not later than 11:00 on Wednesday, 7 May 2003.

Signed at .... on 2003

Signature: ....

THIS VOTING INSTRUCTION FORM IS NOT FOR USE BY REGISTERED SHAREHOLDER.